UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 04	YEAR: 2015
GRUPO TELEVISA, S.A.B.

STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2015 AND DECEMBER 31, 2014
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
AUDITED INFORMATION	Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
10000000	TOTAL ASSETS	281,473,754	235,551,941
11000000	CURRENT ASSETS	89,938,076	79,802,176
11010000	CASH AND CASH EQUIVALENTS	49,397,126	29,729,350
11020000	SHORT-TERM INVESTMENTS	5,330,448	4,788,585
11020010	FINANCIAL INSTRUMENTS AVAILABLE FOR SALE	0	0
11020020	FINANCIAL INSTRUMENTS FOR NEGOTIATION	0	0
11020030	FINANCIAL INSTRUMENTS HELD TO MATURITY	5,330,448	4,788,585
11030000	CUSTOMER (NET)	21,702,128	21,087,163
11030010	CUSTOMER	25,381,633	24,115,607
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-3,679,505	-3,028,444
11040000	OTHER ACCOUNTS RECEIVABLE (NET)	4,394,456	3,627,944
11040010	OTHER ACCOUNTS RECEIVABLE	4,640,463	3,807,705
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-246,007	-179,761
11050000	INVENTORIES	1,628,276	3,336,667
11051000	BIOLOGICAL ASSETS CURRENT	0	0
11060000	OTHER CURRENT ASSETS	7,485,642	17,232,467
11060010	ADVANCE PAYMENTS	1,448,627	1,403,526
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	0	2,894
11060030	ASSETS AVAILABLE FOR SALE	0	10,583,852
11060050	RIGHTS AND LICENSING	0	0
11060060	OTHER	6,037,015	5,242,195
12000000	NON-CURRENT ASSETS	191,535,678	155,749,765
12010000	ACCOUNTS RECEIVABLE (NET)	0	8,000
12020000	INVESTMENTS	50,353,375	39,742,319
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	9,271,901	5,032,447
12020020	HELD-TO-MATURITY DEBT SECURITIES	134,034	461,047
12020030	OTHER AVAILABLE- FOR- SALE INVESTMENTS	40,915,820	34,217,140
12020040	OTHER	31,620	31,685
12030000	PROPERTY, PLANT AND EQUIPMENT (NET)	76,089,277	62,009,508
12030010	BUILDINGS	15,793,905	15,073,870
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	108,023,203	87,791,190
12030030	OTHER EQUIPMENT	10,240,540	8,924,050
12030040	ACCUMULATED DEPRECIATION	-67,907,362	-57,539,568
12030050	CONSTRUCTION IN PROGRESS	9,938,991	7,759,966
12040000	INVESTMENT PROPERTIES	0	0
12050000	NON-CURRENT BIOLOGICAL ASSETS	0	0
12060000	INTANGIBLE ASSETS (NET)	38,106,325	28,778,414
12060010	GOODWILL	14,112,626	9,322,773
12060020	TRADEMARKS	2,522,959	2,501,227
12060030	RIGHTS AND LICENSING	1,877,769	1,998,695
12060031	CONCESSIONS	15,719,572	11,345,717
12060040	OTHER	3,873,399	3,610,002
12070000	DEFERRED TAX ASSETS	17,665,086	16,080,292
12080000	OTHER NON-CURRENT ASSETS	9,321,615	9,131,232
12080001	ADVANCE PAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
12080020	EMPLOYEE BENEFITS	0	0
12080021	ASSETS AVAILABLE FOR SALE	0	0
12080040	DEFERRED ASSETS (NET)	0	0
12080050	OTHER	9,321,615	9,131,232
20000000	TOTAL LIABILITIES	181,951,977	147,636,860
21000000	CURRENT LIABILITIES	48,978,050	44,370,122
21010000	BANK LOANS	2,979,847	337,148
21020000	STOCK MARKET LOANS	0	0
21030000	OTHER INTEREST BEARING LIABILITIES	511,556	502,166
21040000	SUPPLIERS	17,361,484	17,142,044
21050000	TAXES PAYABLE	2,878,836	2,497,697
21050010	INCOME TAXES PAYABLE	1,632,795	1,389,321
21050020	OTHER TAXES PAYABLE	1,246,041	1,108,376
21060000	OTHER CURRENT LIABILITIES	25,246,327	23,891,067
21060010	INTEREST PAYABLE	1,184,221	974,904
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	1,402	0
21060030	DEFERRED INCOME	20,470,380	20,150,744
21060050	EMPLOYEE BENEFITS	1,034,446	1,005,255
21060060	PROVISIONS	570,772	245,962
21060061	LIABILITIES RELATED TO CURRENT AVAILABLE FOR SALE ASSETS	0	0
21060080	OTHER	1,985,106	1,514,202
22000000	NON-CURRENT LIABILITIES	132,973,927	103,266,738
22010000	BANK LOANS	4,501,843	10,633,627
22020000	STOCK MARKET LOANS	102,928,921	70,026,876
22030000	OTHER INTEREST BEARING LIABILITIES	5,293,559	4,807,379
22040000	DEFERRED TAX LIABILITIES	10,000,048	7,763,024
22050000	OTHER NON-CURRENT LIABILITIES	10,249,556	10,035,832
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	225,660	335,102
22050020	DEFERRED INCOME	514,531	284,000
22050040	EMPLOYEE BENEFITS	407,179	287,159
22050050	PROVISIONS	52,884	54,462
22050051	LIABILITIES RELATED TO NON-CURRENT AVAILABLE FOR SALE ASSETS	0	0
22050070	OTHER	9,049,302	9,075,109
30000000	STOCKHOLDERS' EQUITY	99,521,777	87,915,081
30010000	CONTROLLING INTEREST	87,382,935	76,804,977
30030000	SOCIAL CAPITAL	4,978,126	4,978,126
30040000	SHARES REPURCHASED	-11,882,248	-12,647,475
30050000	PREMIUM ON ISSUANCE OF SHARES	15,889,819	15,889,819
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CAPITAL CONTRIBUTED	0	0
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	73,139,684	62,905,444
30080010	LEGAL RESERVE	2,139,007	2,139,007
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	63,148,332	58,845,619
30080040	NET INCOME FOR THE YEAR	10,899,135	5,386,905
30080050	OTHER	-3,046,790	-3,466,087
30090000	OTHER ACCUMULATED COMPREHENSIVE RESULTS (NET OF TAX)	5,257,554	5,679,063
30090010	EARNINGS PER PROPERTY REASSESSMENT	0	0
30090020	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	-126,845	35,422
30090030	RESULT FOR FOREIGN CURRENCY CONVERSION	972,154	348,429
30090040	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	1,942,053	1,998,313
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-153,264	-171,351
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	2,312,227	3,176,726
30090070	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	311,229	291,524
30090080	OTHER COMPREHENSIVE RESULT	0	0
30020000	NON-CONTROLLING INTEREST	12,138,842	11,110,104

DATA INFORMATION
AS OF DECEMBER 31, 2015 AND DECEMBER 31, 2014
(THOUSANDS OF MEXICAN PESOS)

			CONSOLIDATED
AUDITED INFORMATION			Final Printing
REF	CONCEPTS	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
91000010	FOREIGN CURRENCY LIABILITIES SHORT-TERM	7,035,955	8,809,573
91000020	FOREIGN CURRENCY LIABILITIES LONG-TERM	77,625,963	49,578,152
91000030	CAPITAL STOCK NOMINAL	2,494,410	2,494,410
91000040	RESTATEMENT OF CAPITAL STOCK	2,483,716	2,483,716
91000050	PENSIONS AND SENIORITY PREMIUMS	2,035,168	2,107,375
91000060	NUMBER OF EXECUTIVES (*)	77	70
91000070	NUMBER OF EMPLOYEES (*)	43,887	39,545
91000080	NUMBER OF WORKERS (*)	0	0
91000090	NUMBER OF OUTSTANDING SHARES (*)	338,468,382,759	338,056,218,201
91000100	NUMBER OF REPURCHASED SHARES (*)	23,961,504,372	24,373,668,930
91000110	RESTRICTED CASH (1)	0	0
91000120	DEBT OF NON-CONSOLIDATED COMPANIES GUARANTEED	0	0

(1) THIS CONCEPT MUST BE COMPLETED WHEN GUARANTEES HAVE BEEN PROVIDED AFFECTING CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2015 AND 2014
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
AUDITED INFORMATION	Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40010000	NET INCOME	88,051,829	24,951,128	80,118,352	24,020,205
40010010	SERVICES	67,452,100	19,444,320	61,764,168	19,152,459
40010020	SALE OF GOODS	2,415,371	706,514	2,204,680	604,251
40010030	INTEREST	0	0	0	0
40010040	ROYALTIES	7,097,435	1,942,197	6,058,932	1,631,619
40010050	DIVIDENDS	0	0	0	0
40010060	LEASE	11,086,923	2,858,097	10,090,572	2,631,876
40010061	CONSTRUCTION	0	0	0	0
40010070	OTHER	0	0	0	0
40020000	COST OF SALES	47,226,544	13,329,830	42,908,647	12,663,069
40021000	GROSS PROFIT (LOSS)	40,825,285	11,621,298	37,209,705	11,357,136
40030000	GENERAL EXPENSES	21,751,683	6,155,597	17,971,608	5,288,565
40040000	INCOME (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET	19,073,602	5,465,701	19,238,097	6,068,571
40050000	OTHER INCOME AND (EXPENSE), NET	-328,477	-363,435	-5,281,690	-521,852
40060000	OPERATING INCOME (LOSS)	18,745,125	5,102,266	13,956,407	5,546,719
40070000	FINANCE INCOME	8,542,542	261,867	2,613,705	983,005
40070010	INTEREST INCOME	1,027,758	261,567	1,327,691	435,747
40070020	FOREIGN EXCHANGE GAIN, NET	0	0	0	0
40070030	DERIVATIVES GAIN, NET	116,464	0	515,073	547,258
40070040	EARNINGS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	5,262,577	300	770,941	0

40070050	OTHER	2,135,743	0	0	0
40080000	FINANCE EXPENSE	8,665,398	2,208,849	6,942,630	2,519,746
40080010	INTEREST EXPENSE	6,239,387	1,673,878	5,551,461	1,494,565
40080020	FOREIGN EXCHANGE LOSS, NET	2,426,011	458,381	1,391,169	1,025,181
40080030	DERIVATIVES LOSS, NET	0	76,590	0	0
40080050	LOSS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0

40080060	OTHER	0	0	0	0
40090000	FINANCE INCOME (EXPENSE) NET	-122,856	-1,946,982	-4,328,925	-1,536,741
40100000	PARTICIPATION IN THE RESULTS OF ASSOCIATES AND JOINT VENTURES	35,399	303,636	13,173	-34,366

40110000	INCOME (LOSS) BEFORE INCOME TAXES	18,657,668	3,458,920	9,640,655	3,975,612
40120000	INCOME TAXES	6,332,218	1,471,752	2,980,883	1,313,995
40120010	INCOME TAX, CURRENT	7,380,430	1,600,370	5,043,053	1,928,123
40120020	INCOME TAX, DEFERRED	-1,048,212	-128,618	-2,062,170	-614,128
40130000	INCOME (LOSS) FROM CONTINUING OPERATIONS	12,325,450	1,987,168	6,659,772	2,661,617
40140000	INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET	0	0	0	0

40150000	NET INCOME (LOSS)	12,325,450	1,987,168	6,659,772	2,661,617
40160000	NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,426,315	415,963	1,272,867	157,363

40170000	NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	10,899,135	1,571,205	5,386,905	2,504,254

40180000	NET INCOME (LOSS) PER BASIC SHARE	3.77	0.54	1.87	0.87
40190000	NET INCOME (LOSS) PER DILUTED SHARE	3.52	0.51	1.74	0.81

STATEMENTS OF COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME (NET OF INCOME TAXES)
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2015 AND 2014
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
AUDITED INFORMATION	Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40200000	NET INCOME (LOSS)	12,325,450	1,987,168	6,659,772	2,661,617
	ITEMS NOT TO BE RECLASSIFIED INTO RESULTS
40210000	EARNINGS PER PROPERTY REASSESSMENT	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	-166,044	-166,044	-27,811	-27,811
40220100	PARTICIPATION IN RESULTS FOR REVALUATION OF PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0

	ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED INTO RESULTS

40230000	RESULT FOR FOREIGN CURRENCY CONVERSION	705,474	171,358	340,906	339,870
40240000	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	-56,260	-588	835,191	-258,997

40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	18,087	20,590	-30,407	-9,855

40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	-864,499	2,241,151	1,178,760	482,220
40270000	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	19,705	17,313	25,664	20,660

40280000	OTHER COMPREHENSIVE INCOME	0	0	0	0
40290000	TOTAL OTHER COMPREHENSIVE INCOME	-343,537	2,283,780	2,322,303	546,087

40300000	COMPREHENSIVE INCOME (LOSS)	11,981,913	4,270,948	8,982,075	3,207,704
40320000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,504,287	424,565	1,310,158	205,500

40310000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	10,477,626	3,846,383	7,671,917	3,002,204

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2015 AND 2014
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
AUDITED INFORMATION	Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	14,660,929	3,921,106	11,563,085	3,381,788

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION (TWELVE MONTHS)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2015 AND 2014
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
AUDITED INFORMATION	Final Printing
REF	ACCOUNT / SUBACCOUNT	YEAR
		CURRENT	PREVIOUS
92000030	NET INCOME (**)	88,051,829	80,118,352
92000040	OPERATING INCOME (LOSS) (**)	18,745,125	13,956,407
92000060	NET INCOME (LOSS) (**)	12,325,450	6,659,772
92000050	CONTROLLING INTEREST NET INCOME (LOSS) (**)	10,899,135	5,386,905
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	14,660,929	11,563,085

(**) INFORMATION FOR THE LAST TWELVE MONTHS

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2015 AND 2014
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
AUDITED INFORMATION	Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
OPERATING ACTIVITIES
50010000	INCOME (LOSS) BEFORE INCOME TAXES	18,657,668	9,640,655
50020000	+ (-) ITEMS NOT REQUIRING CASH	2,70722	1,198,465
50020010	+ ESTIMATES FOR THE PERIOD	1,644,904	1,040,954
50020020	+ PROVISIONS FOR THE PERIOD	0	0
50020030	+ (-) OTHER UNREALIZED ITEMS	1,062,818	157,511
50030000	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	8,740,823	13,108,401
50030010	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	14,660,929	11,563,085
50030020	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	688,706	715,786
50030030	+ (-) LOSS (REVERSION) IMPAIRMENT	131,065	253,279
50030040	(-) + EQUITY IN RESULTS OF AFFILIATES AND JOINT VENTURES	(35,399)	(13,173)
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST INCOME	(378,736)	(417,777)
50030070	(-) FOREIGN EXCHANGE FLUCTUATION	(4,359,325)	(3,374,483)
50030080	(-) + OTHER ITEMS	(1,966,417)	4,381,684
50040000	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	9,650,813	10,618,223
50040010	(+) ACCRUED INTEREST	6,239,387	5,551,461
50040020	(+) FOREIGN EXCHANGE FLUCTUATION	8,392,196	5,507,988
50040030	(+) FINANCIAL OPERATIONS OF DERIVATIVES	(6,180,259)	(1,286,014)
50040040	+ (-) OTHER ITEMS	1,199,489	844,788
50050000	CASH FLOW BEFORE INCOME TAX	39,757,026	34,565,744
50060000	CASH FLOWS PROVIDED OR USED IN OPERATION	(8,471,450)	(6,102,805)
50060010	+ (-) DECREASE (INCREASE) IN CUSTOMERS	(2,120,569)	(1,213,774)
50060020	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,169,751	(1,244,721)
50060030	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLES AND OTHER ASSETS	(349,801)	(224,752)
50060040	+ (-) INCREASE (DECREASE) IN SUPPLIERS	63,873	4,795,769
50060050	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	588,955	(4,097,970)
50060060	+ (-) INCOME TAXES PAID OR RETURNED	(7,823,659)	(4,117,357)
50070000	NET CASH FLOWS FROM OPERATING ACTIVITIES	31,285,576	28,462,939
INVESTING ACTIVITIES
50080000	NET CASH FLOWS FROM INVESTING ACTIVITIES	(23,781,560)	(22,739,509)
50080010	(-) PERMANENT INVESTMENTS IN SHARES	(450,460)	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	76,335	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(25,524,145)	(17,004,358)
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	565,552	480,601
50080050	(-) TEMPORARY INVESTMENTS	(89,552)	(447,117)
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	378,499	513,134
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	(1,553,801)	(794,476)
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) BUSINESS ACQUISITIONS	0	0
50080100	+ BUSINESS DISPOSITIONS	10,335,813	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+ (-) DECREASE (INCREASE) IN ADVANCES AND LOANS TO THIRD PARTIES	0	0
50080140	+ (-) OTHER ITEMS	(7,519,801)	(5,487,293)
FINANCING ACTIVITIES
50090000	NET CASH FLOWS FROM FINANCING ACTIVITIES	12,032,925	7,230,849
50090010	+ BANK FINANCING	2,487,936	2,078,433
50090020	+ STOCK MARKET FINANCING	24,609,131	18,388,714
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTIZATION	(6,788,941)	(6,836,043)
50090050	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
50090060	(-) OTHER FINANCING AMORTIZATION	(405,151)	(446,944)
50090070	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	(1,084,192)	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	(5,938,679)	(5,200,696)
50090120	(-) REPURCHASE OF SHARES	(733,831)	(1,064,602)
50090130	+ (-) OTHER ITEMS	(113,348)	311,987

50100000	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	19,536,941	12,954,279
50110000	CHANGES IN THE VALUE OF CASH AND CASH EQUIVALENTS	130,835	83,038
50120000	CASH AND CASH EQUIVALENTS AT BEGINING OF PERIOD	29,729,350	16,692,033
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	49,397,126	29,729,350

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
AUDITED INFORMATION	Final Printing
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	ADDITIONAL PAID-IN CAPITAL	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS OR ACCUMULATED LOSSES		ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONTROLLING INTEREST	NON-CONTROLLING INTEREST	TOTAL STOCKHOLDERS' EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 1, 2014	4,978,126	-12,848,448	15,889,819	0	0	2,139,007	54,758,879	3,394,051	68,311,434	10,267,999	78,579,433

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME
TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	0	0	0	-468,248	-468,248

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	0	0

REPURCHASE OF SHARES	0	-1,064,602	0	0	0	0	0	0	-1,064,602	0	-1,064,602

(DECREASE) INCREASE IN ADDITIONAL PAID-IN
CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING
INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	1,265,575	0	0	0	0	620,653	0	1,886,228	195	1,886,423

COMPREHENSIVE INCOME	0	0	0	0	0	0	5,386,905	2,285,012	7,671,917	1,310,158	8,982,075

BALANCE AT DECEMBER 31, 2014	4,978,126	-12,647,475	15,889,819	0	0	2,139,007	60,766,437	5,679,063	76,804,977	11,110,104	87,915,081
BALANCE AT JANUARY 1, 2015	4,978,126	-12,647,475	15,889,819	0	0	2,139,007	60,766,437	5,679,063	76,804,977	11,110,104	87,915,081

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE
INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	-1,084,192	0	-1,084,192	-379,639	-1,463,831

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	-95,500	-95,500

REPURCHASE OF SHARES	0	-733,831	0	0	0	0	0	0	-733,831	0	-733,831

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	1,499,058	0	0	0	0	419,297	0	1,918,355	-410	1,917,945

COMPREHENSIVE INCOME	0	0	0	0	0	0	10,899,135	-421,509	10,477,626	1,504,287	11,981,913

BALANCE AT DECEMBER 31, 2015	4,978,126	-11,882,248	15,889,819	0	0	2,139,007	71,000,677	5,257,554	87,382,935	12,138,842	99,521,777

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 04	YEAR: 2015

GRUPO TELEVISA, S.A.B.

CONSOLIDATED
AUDITED INFORMATION	Final Printing

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MEXICO CITY, MAY 3, 2016—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; "TELEVISA" OR "THE COMPANY"), TODAY ANNOUNCED AUDITED RESULTS FOR FULL YEAR AND FOURTH QUARTER 2015. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS").

THE FOLLOWING INFORMATION SETS FORTH CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014, IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE THAT EACH LINE REPRESENTS OF NET SALES AND THE PERCENTAGE CHANGE WHEN COMPARING 2015 WITH 2014:

NET SALES

NET SALES INCREASED BY 9.9% TO PS.88,051.8 MILLION IN 2015 COMPARED WITH PS.80,118.4 MILLION IN 2014. THIS INCREASE WAS ATTRIBUTABLE TO STRONG GROWTH IN OUR SKY AND CABLE SEGMENTS. OPERATING SEGMENT INCOME INCREASED 10.6%, REACHING PS.35,695.3 MILLION WITH A MARGIN OF 39.6% IN 2015 COMPARED WITH PS.32,279.7 MILLION WITH A MARGIN OF 39.6% IN 2014.

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY AMOUNTED TO PS.10,899.1 MILLION FOR THE YEAR ENDED DECEMBER 31, 2015, COMPARED WITH A NET INCOME OF PS.5,386.9 MILLION FOR THE YEAR ENDED DECEMBER 31, 2014. THE NET INCREASE OF PS.5,512.2 MILLION REFLECTED (I) A PS.4,953.2 MILLION DECREASE IN OTHER EXPENSE, NET; AND (II) A PS.4,206.0 MILLION DECREASE IN FINANCE EXPENSE, NET. THESE FAVORABLE VARIANCES WERE PRIMARILY OFFSET BY A PS.3,351.3 MILLION INCREASE IN INCOME TAXES.

FULL YEAR RESULTS AND FOURTH QUARTER RESULTS  BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FULL YEAR CONSOLIDATED RESULTS ENDED DECEMBER 31, 2015 AND 2014, AND FOURTH QUARTER CONSOLIDATED RESULTS ENDED DECEMBER 31, 2015 AND 2014  FOR EACH OF OUR BUSINESS SEGMENTS.  CONSOLIDATED RESULTS ARE PRESENTED IN MILLIONS OF MEXICAN PESOS:

CONTENT

FOURTH QUARTER SALES DECREASED BY 3.3% TO PS.10,763.4 MILLION COMPARED WITH PS.11,128.9 MILLION IN FOURTH QUARTER 2014.

FULL YEAR SALES DECREASED BY 1.5% TO PS.34,332.6 MILLION COMPARED WITH PS.34,868.1 MILLION IN 2014.

ADVERTISING

ADVERTISING FOURTH QUARTER REVENUE DECREASED BY 11.0% TO PS.7,687.3 MILLION COMPARED WITH PS.8,633.0 MILLION IN FOURTH QUARTER 2014. DURING THE QUARTER WE CONTINUED WITH OUR EFFORTS TO RESTRUCTURE OUR ADVERTISING SALES BUSINESS, WHICH CONSIST MAINLY OF REPRICING OUR ADVERTISING INVENTORY.

ADVERTISING FULL YEAR REVENUE DECREASED BY 9.6% TO PS.23,029.3 MILLION COMPARED WITH PS.25,465.7 MILLION IN 2014 ALSO AS A RESULT OF THE RESTRUCTURING OF OUR ADVERTISING SALES BUSINESS.

NETWORK SUBSCRIPTION REVENUE

FOURTH-QUARTER NETWORK SUBSCRIPTION REVENUE INCREASED BY 27.0% TO PS.984.9 MILLION COMPARED TO PS.775.8 MILLION IN FOURTH-QUARTER 2014.

FULL YEAR NETWORK SUBSCRIPTION REVENUE INCREASED BY 26.0% TO PS.3,595.4 MILLION COMPARED WITH PS.2,854.4 MILLION IN 2014. THE GROWTH IN THE FOURTH QUARTER AND IN THE FULL YEAR WAS DRIVEN MAINLY BY THE SUSTAINED ADDITION OF PAY-TV SUBSCRIBERS, BOTH IN MEXICO AND LATIN AMERICA AND A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED REVENUES. DURING THE YEAR, TELEVISA CONTINUED TO PRODUCE AND TRANSMIT SEVERAL OF THE LEADING PAY-TV NETWORKS IN MEXICO IN KEY CATEGORIES, INCLUDING GENERAL ENTERTAINMENT, MUSIC AND LIFESTYLE, AND MOVIES. TEN OF THE TOP 30 PAY-TV NETWORKS IN MEXICO WERE PRODUCED BY TELEVISA.

LICENSING AND SYNDICATION

FOURTH-QUARTER LICENSING AND SYNDICATION REVENUE INCREASED BY 21.6% TO PS.2,091.2 MILLION COMPARED TO PS.1,720.1 MILLION IN FOURTH-QUARTER 2014. FOURTH-QUARTER ROYALTIES FROM UNIVISION INCREASED BY 4.4% TO US$80.9 MILLION IN THE FOURTH-QUARTER 2015 FROM US$77.5 MILLION IN THE FOURTH-QUARTER 2014 AND FOR THE FULL YEAR ROYALTIES FROM UNIVISION REACHED US$311.1 MILLION.

THE FULL YEAR INCREASE IN LICENSING AND SYNDICATION REVENUE OF 17.7% TO PS.7,707.9 MILLION COMPARED WITH PS.6,548.0 MILLION IN 2014, IS MAINLY EXPLAINED BY A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED REVENUES.

IN THE AGGREGATE FOR THE FULL YEAR, THE CONTENT SEGMENT RESULTS REFLECT A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES THAT AMOUNTED TO PS.1,369.5 MILLION.

FOURTH QUARTER OPERATING SEGMENT INCOME FOR OUR CONTENT SEGMENT DECREASED BY 11.3% TO PS.4,555.0 MILLION COMPARED WITH PS.5,134.6 MILLION IN FOURTH QUARTER 2014; THE MARGIN WAS 42.3%.

FULL-YEAR OPERATING SEGMENT INCOME FOR OUR CONTENT SEGMENT DECREASED BY 6.2% TO PS.14,564.2 MILLION COMPARED WITH PS.15,534.3 MILLION IN 2014. THE MARGIN WAS 42.4%. THE DECREASE IN THE MARGIN BY 220 BASIS POINTS FROM 2014 IS MAINLY EXPLAINED BY LOWER ADVERTISING REVENUES AS A RESULT OF THE RESTRUCTURING OF THIS BUSINESS.

SKY

FOURTH QUARTER SALES INCREASED BY 11.7% TO PS.5,012.5 MILLION COMPARED WITH PS.4,489.4 MILLION IN FOURTH QUARTER 2014. DURING THE QUARTER, SKY ADDED A TOTAL OF 230,431 SUBSCRIBERS.

FULL YEAR SALES INCREASED BY 10.0% TO PS.19,253.5 MILLION COMPARED WITH PS.17,498.6 MILLION IN 2014. THE ANNUAL INCREASE WAS DRIVEN BY SOLID GROWTH IN THE SUBSCRIBER BASE OF MORE THAN 646 THOUSAND, WHICH IS EXPLAINED BY THE CONTINUED SUCCESS OF SKY'S LOW-COST OFFERING. AS OF DECEMBER 31, 2015, THE NUMBER OF NET ACTIVE SUBSCRIBERS INCREASED TO 7,284,162 (INCLUDING 178,915 COMMERCIAL SUBSCRIBERS), COMPARED WITH 6,638,032 (INCLUDING 174,986 COMMERCIAL SUBSCRIBERS) AS OF DECEMBER 31, 2014. SKY CLOSED THE YEAR WITH 192,024 SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

FOURTH QUARTER OPERATING SEGMENT INCOME INCREASED BY 8.4% TO PS.2,217.1 MILLION COMPARED WITH PS.2,044.7 MILLION IN FOURTH QUARTER 2014, AND THE MARGIN WAS 44.2%.

FULL YEAR OPERATING SEGMENT INCOME INCREASED BY 9.3% TO PS.8,972.3 MILLION COMPARED WITH PS.8,211.3 MILLION IN 2014, AND THE MARGIN WAS 46.6%, IN LINE WITH THE MARGIN FROM LAST YEAR. THE INCREASE IN REVENUES WAS PARTIALLY COMPENSATED BY HIGHER PROGRAMMING COSTS MAINLY AS A RESULT OF THE DEPRECIATION OF THE MEXICAN PESO, AND BY HIGHER MAINTENANCE AND LEASING COSTS, AS WELL AS HIGHER PROMOTIONAL EXPENSES.

CABLE

FOURTH QUARTER SALES INCREASED BY 21.6% TO PS.7,569.9 MILLION COMPARED WITH PS.6,227.8 MILLION IN FOURTH QUARTER 2014 DRIVEN BY GROWTH IN ALL OF OUR CABLE PLATFORMS AND THE CONSOLIDATION, FOR THE FULL QUARTER, OF PS.559.7 MILLION IN REVENUES FROM TELECABLE. EXCLUDING TELECABLE, FOURTH QUARTER SALES FROM OUR CABLE AND NETWORK OPERATIONS INCREASED BY 12.6%.

FULL YEAR SALES INCREASED BY 36.1% TO PS.28,488.3 MILLION COMPARED WITH PS.20,937.3 MILLION IN 2014. THIS INCREASE PRIMARILY REFLECTED THE CONSOLIDATION OF CABLECOM STARTING ON SEPTEMBER 1ST, 2014 AND OF TELECABLE STARTING ON JANUARY 1ST, 2015. EXCLUDING CABLECOM AND TELECABLE, FULL YEAR SALES EXPERIENCED A GROWTH OF 12.5%.

VOICE AND DATA REVENUE GENERATING UNITS, OR RGUS, GREW BY 54.0% AND 34.0% COMPARED WITH 2014, RESPECTIVELY, AND VIDEO RGUS GREW BY 21.0%. EXCLUDING THE ACQUISITION OF TELECABLE, VOICE AND DATA RGUS, GREW BY 46.6% AND 25.4% COMPARED WITH 2014, RESPECTIVELY, WHILE VIDEO RGUS GREW BY 6.3%.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF RGUS PER SERVICE TYPE FOR OUR CABLE SEGMENT AS OF DECEMBER 31, 2015 AND 2014:

THE RGUS OF VIDEO, BROADBAND AND VOICE AS OF DECEMBER 31, 2015 AMOUNTED TO 4,061,655, 3,066,699  AND 1,891,026 RGUS, RESPECTIVELY, AND A TOTAL OF 9,019,380 RGUS.

THE RGUS OF VIDEO, BROADBAND AND VOICE AS OF DECEMBER 31, 2014 AMOUNTED TO 3,356,732, 2,288,709 AND 1,228,182 RGUS, RESPECTIVELY, AND A TOTAL OF 6,873,623 RGUS.

FOURTH QUARTER OPERATING SEGMENT INCOME INCREASED BY 20.6% TO PS.3,010.1 MILLION COMPARED WITH PS.2,495.9 MILLION IN FOURTH QUARTER 2014, AND THE MARGIN REACHED 39.8%. THESE RESULTS REFLECTED THE CONSOLIDATION OF TELECABLE, WHICH CONTRIBUTED WITH PS.251.0 MILLION TO OPERATING SEGMENT INCOME, AND THE CONTINUED GROWTH OF ALL OF OUR CABLE AND NETWORK OPERATIONS. THIS EFFECT WAS PARTIALLY COMPENSATED BY HIGHER PERSONNEL, MAINTENANCE AND PROGRAMMING EXPENSES. EXCLUDING TELECABLE, FOURTH QUARTER OPERATING SEGMENT INCOME INCREASED BY 10.5%.

FULL YEAR OPERATING SEGMENT INCOME INCREASED BY 44.7% TO PS.11,405.6 MILLION COMPARED WITH PS.7,882.9 MILLION IN 2014, AND THE MARGIN REACHED 40.0%, AN INCREASE OF 230 BASIS POINTS FROM 2014. THESE RESULTS PRIMARILY REFLECTED THE CONSOLIDATION OF CABLECOM STARTING ON SEPTEMBER 1ST, 2014 AND OF TELECABLE STARTING ON JANUARY 1ST, 2015, AND CONTINUED GROWTH IN THE CABLE AND NETWORK PLATFORMS. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY HIGHER PROGRAMMING COSTS MAINLY AS A RESULT OF THE DEPRECIATION OF THE MEXICAN PESO AND BY HIGHER MAINTENANCE, PERSONNEL AND LEASING COSTS AND EXPENSES. EXCLUDING CABLECOM AND TELECABLE, FULL YEAR OPERATING SEGMENT INCOME INCREASED BY 14.9%.

THE FOLLOWING INFORMATION SET FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR CABLE AND NETWORK OPERATIONS FOR 2015 AND 2014.

OUR CABLE OPERATIONS INCLUDE THE VIDEO, VOICE AND DATA SERVICES PROVIDED BY CABLEVISIÓN, CABLEMÁS, TVI, CABLECOM AND TELECABLE. OUR NETWORK OPERATIONS INCLUDE THE SERVICES OFFERED BY BESTEL AND THE NETWORK OPERATIONS OF CABLECOM:

THE REVENUES FOR 2015 OF CABLE OPERATIONS  AND NETWORK OPERATIONS AMOUNTED TO PS.24,279.5 MILLION AND PS.5,072.6 MILLION, RESPECTIVELY.

THE REVENUES FOR 2014 OF CABLE OPERATIONS  AND NETWORK OPERATIONS AMOUNTED TO PS.17,497.0 MILLION AND PS.3,987.0 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME FOR 2015 OF CABLE OPERATIONS  AND NETWORK OPERATIONS AMOUNTED TO PS.9,781.9 MILLION AND PS.1,944.4 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME FOR 2014 OF CABLE OPERATIONS  AND NETWORK OPERATIONS AMOUNTED TO PS.6,798.5 MILLION AND PS.1,315.9 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS OF PS.863.8 MILLION AND PS.546.7 MILLION IN REVENUES IN 2015 AND 2014, RESPECTIVELY, OR PS.320.7 MILLION AND PS.231.5 MILLION IN OPERATING SEGMENT INCOME IN 2015 AND 2014, RESPECTIVELY, WHICH ARE CONSIDERED IN THE CONSOLIDATED RESULTS OF THE CABLE SEGMENT.

OTHER BUSINESSES

FOURTH QUARTER SALES DECREASED BY 9.2% TO PS.2,300.5 MILLION COMPARED WITH PS.2,533.2 MILLION IN FOURTH QUARTER 2014. THE DECREASE IS MAINLY EXPLAINED BY A DROP IN REVENUES FROM OUR FEATURE-FILM DISTRIBUTION AND PUBLISHING BUSINESSES, WHICH WAS PARTIALLY COMPENSATED BY AN INCREASE IN THE REVENUES OF OUR RADIO BUSINESS.

FULL YEAR SALES DECREASED BY 1.0% TO PS.8,124.3 MILLION COMPARED WITH PS.8,204.0 MILLION IN 2014. BUSINESSES THAT PERFORMED WELL INCLUDE GAMING AND RADIO. THE GAMING BUSINESS BENEFITED FROM HIGHER REVENUES FROM OUR ELECTRONIC GAMING MACHINES, WHILE THE RADIO BUSINESS SAW AN INCREASE IN ADVERTISING REVENUES.

FOURTH QUARTER OPERATING SEGMENT INCOME REACHED PS.144.5 MILLION COMPARED WITH PS.197.0 MILLION IN FOURTH QUARTER 2014.

FULL YEAR OPERATING SEGMENT INCOME INCREASED BY 15.7% TO PS.753.2 MILLION COMPARED WITH PS.651.2 MILLION IN 2014, REFLECTING I) AN INCREASE IN THE OPERATING SEGMENT INCOME OF GAMING AND RADIO; II) A DECREASE IN THE OPERATING SEGMENT INCOME OF OUR SOCCER AND FEATURE-FILM DISTRIBUTION BUSINESSES; AND III) A CHANGE FROM OPERATING SEGMENT INCOME TO OPERATING SEGMENT LOSS IN OUR PUBLISHING BUSINESS.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR 2015 AND 2014 AMOUNTED TO PS.2,146.9 MILLION AND PS.1,389.6 MILLION, RESPECTIVELY.

INTERSEGMENT OPERATIONS FOR THE FOURTH QUARTER 2015 AND 2014 AMOUNTED TO PS.695.2 MILLION AND PS.359.1 MILLION, RESPECTIVELY.

CORPORATE EXPENSE

CORPORATE EXPENSE INCREASED BY PS.482.3 MILLION, OR 32.6%, TO PS.1,960.8 MILLION IN 2015, FROM PS.1,478.5 MILLION IN 2014. THE INCREASE REFLECTED PRIMARILY A HIGHER SHARE-BASED COMPENSATION EXPENSE.

SHARE-BASED COMPENSATION EXPENSE IN 2015 AND 2014 AMOUNTED TO PS.1,199.5 MILLION AND PS.844.8 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD. THE INCREASE OF PS.354.7 MILLION REFLECTED PRIMARILY A HIGHER NUMBER OF OUR CPOS CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES IN OUR CABLE SEGMENT.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.4,953.2 MILLION TO PS.328.5 MILLION IN 2015, FROM PS.5,281.7 MILLION IN 2014. THIS DECREASE REFLECTED PRIMARILY THE ABSENCE OF A ONE-TIME NON-CASH LOSS OF PS.4,168.5 MILLION ON DISPOSITION OF OUR FORMER 50% JOINT VENTURE IN THE IUSACELL TELECOM BUSINESS IN THE THIRD QUARTER OF 2014, AS WELL AS A NON-RECURRING CASH INCOME OF US$67.6 MILLION (PS.1,038.3 MILLION) AS A RESULT OF THE EARLY TERMINATION OF A TECHNICAL ASSISTANCE AGREEMENT WITH UNIVISION IN THE FIRST QUARTER OF 2015. THESE FAVORABLE EFFECTS WERE PARTIALLY OFFSET BY A HIGHER EXPENSE RELATED TO FINANCIAL ADVISORY AND PROFESSIONAL SERVICES, A NON-RECURRENT SEVERANCE EXPENSE IN CONNECTION WITH DISMISSALS OF PERSONNEL IN OUR CONTENT, CABLE AND OTHER BUSINESSES SEGMENTS, AND A HIGHER LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT.

NON-OPERATING RESULTS

FINANCE EXPENSE, NET

THE FOLLOWING INFORMATION SETS FORTH THE FINANCE EXPENSE OR INCOME, NET, STATED IN MILLIONS OF MEXICAN PESOS FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014:

FINANCE EXPENSE, NET, DECREASED BY PS.4,206.0 MILLION TO PS.122.9 MILLION IN 2015 FROM PS.4,328.9 MILLION IN 2014. THIS DECREASE REFLECTED A PS.6,228.6 MILLION INCREASE IN OTHER FINANCE INCOME, NET, TO PS.7,514.7 MILLION IN 2015 COMPARED WITH PS.1,286.1 MILLION IN 2014, RESULTING  PRIMARILY FROM (I) OUR EXCHANGE IN JULY 2015 OF CONVERTIBLE DEBENTURES ISSUED BY UNIVISION HOLDINGS, INC. OR "UHI" (FORMERLY, BROADCASTING MEDIA PARTNERS, INC.), THE CONTROLLING COMPANY OF UNIVISION, FOR WARRANTS THAT ARE EXERCISABLE FOR UHI'S COMMON STOCK, WHICH INCLUDED, AS A CONSIDERATION FOR SUCH EXCHANGE, A CASH AMOUNT OF US$135.1 MILLION (PS.2,195 MILLION) RECEIVED FROM UHI; AND (II) A PS.4,718.2 MILLION RECLASSIFICATION FROM ACCUMULATED OTHER COMPREHENSIVE INCOME IN CONSOLIDATED EQUITY IN CONNECTION WITH A CUMULATIVE GAIN RELATED TO CHANGES IN FAIR VALUE OF SUCH CONVERTIBLE DEBENTURES, WHICH EFFECT WAS PARTIALLY OFFSET BY THE ABSENCE OF A FAVORABLE CHANGE IN FAIR VALUE IN 2014 RESULTING OF AN EMBEDDED DERIVATIVE RELATED TO OUR FORMER OPTION OF CONVERTING SUCH DEBENTURES INTO AN EQUITY STAKE OF UHI. THIS FAVORABLE VARIANCE IN OTHER FINANCE INCOME NET, WAS PARTIALLY OFFSET BY (I) A PS.687.9 MILLION INCREASE IN INTEREST EXPENSE TO PS.6,239.4 MILLION IN 2015 COMPARED WITH PS.5,551.5 MILLION IN 2014, DUE PRIMARILY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF DEBT AND FINANCE LEASE OBLIGATIONS IN 2015; (II) A PS.299.9 MILLION DECREASE IN INTEREST INCOME TO PS.1,027.8 MILLION IN 2015 COMPARED WITH PS.1,327.7 MILLION IN 2014, EXPLAINED PRIMARILY BY THE ABSENCE OF INTEREST INCOME FROM OUR FORMER INVESTMENTS IN CONVERTIBLE DEBENTURES ISSUED BY UHI AS THESE SECURITIES WERE EXCHANGED IN JULY 2015 FOR WARRANTS THAT ARE EXERCISABLE FOR UHI'S COMMON STOCK, AND CONVERTIBLE DEBT INSTRUMENTS ISSUED BY TENEDORA ARES, S.A.P.I. DE C.V. AS THESE SECURITIES WERE CONVERTED IN AUGUST 2014 IN CONNECTION WITH THE ACQUISITION OF CABLECOM, AS WELL AS A REDUCTION IN APPLICABLE INTEREST RATES ON CASH EQUIVALENTS AND TEMPORARY INVESTMENTS; AND (III) A PS.1,034.8 MILLION INCREASE IN FOREIGN EXCHANGE LOSS TO PS.2,426.0 MILLION IN 2015 COMPARED WITH PS.1,391.2 MILLION IN 2014, RESULTING PRIMARILY FROM THE EFFECT OF A 16.6% DEPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR ON OUR AVERAGE NET UNHEDGED U.S. DOLLAR LIABILITY POSITION IN 2015 COMPARED WITH A 12.9% DEPRECIATION AND A LOWER U.S. DOLLAR LIABILITY POSITION IN 2014.

SHARE OF INCOME OF ASSOCIATES AND JOINT VENTURES, NET

SHARE OF INCOME OF ASSOCIATES AND JOINT VENTURES, NET, INCREASED BY PS.22.2 MILLION TO PS.35.4 MILLION IN 2015 FROM PS.13.2 MILLION IN 2014. THIS INCREASE REFLECTED MAINLY (I) OUR SHARE IN THE INCOME OF IMAGINA, A COMMUNICATIONS COMPANY IN SPAIN; AND (II) THE ABSENCE OF SHARE OF LOSS OF OUR FORMER IUSACELL TELECOM BUSINESS, AS WE DISPOSED OF THIS 50% JOINT VENTURE IN SEPTEMBER 2014. THESE FAVORABLE EFFECTS WERE PARTIALLY OFFSET BY A HIGHER SHARE OF LOSS OF UHI, THE CONTROLLING COMPANY OF UNIVISION.
INCOME TAXES

INCOME TAXES INCREASED BY PS.3,351.3 MILLION TO PS.6,332.2 MILLION IN 2015 COMPARED WITH PS.2,980.9 MILLION IN 2014. THIS INCREASE REFLECTED PRIMARILY A HIGHER TAX BASE.

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS INCREASED BY PS.153.4 MILLION, OR 12.1%, TO PS.1,426.3 MILLION IN 2015, COMPARED WITH PS.1,272.9 MILLION IN 2014. THIS INCREASE REFLECTED PRIMARILY A HIGHER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR SKY AND CABLE SEGMENTS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES

DURING 2015, WE INVESTED APPROXIMATELY US$1,605.4 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES. THESE CAPITAL EXPENDITURES INCLUDED APPROXIMATELY US$1,077.2 MILLION FOR OUR CABLE SEGMENT, US$361.6 MILLION FOR OUR SKY SEGMENT, AND US$166.6 MILLION FOR OUR CONTENT AND OTHER BUSINESSES SEGMENTS.

DEBT AND FINANCE LEASE OBLIGATIONS

THE FOLLOWING INFORMATION SETS FORTH OUR TOTAL DEBT AND FINANCE LEASE OBLIGATIONS AS OF DECEMBER 31, 2015 AND 2014. AMOUNTS ARE STATED IN MILLIONS OF MEXICAN PESOS:

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.110,410.6 MILLION AND PS.80,997.6 MILLION AS OF DECEMBER 31, 2015 AND 2014, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION  OF LONG-TERM DEBT IN THE AMOUNT OF PS.2,979.8 MILLION AND PS.337.1 MILLION, RESPECTIVELY.

ADDITIONALLY,  WE HAD FINANCE LEASE OBLIGATIONS IN THE AMOUNT OF PS.5,805.2 MILLION AND PS.5,309.6 MILLION AS OF DECEMBER 31, 2015 AND 2014, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.511.6 MILLION  AND PS.502.2 MILLION, RESPECTIVELY.

AS OF DECEMBER 31, 2015 AND 2014, TOTAL DEBT IS PRESENTED NET OF FINANCE COSTS IN THE AMOUNT OF PS.1,387.9 MILLION AND PS.1,268.8 MILLION, RESPECTIVELY, AND DOES NOT INCLUDE RELATED ACCRUED INTEREST PAYABLE IN THE AMOUNT OF PS.1,184.2 MILLION AND PS.974.9 MILLION, RESPECTIVELY.

AS OF DECEMBER 31, 2015, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.49,675.8 MILLION. THE AGGREGATE AMOUNT OF NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF DECEMBER 31, 2015, AMOUNTED TO PS.6,007.2 MILLION.

IN NOVEMBER 2015, WE ISSUED U.S.$300 MILLION AGGREGATE PRINCIPAL AMOUNT OF 4.625% SENIOR NOTES DUE 2026 AND U.S.$900 MILLION AGGREGATE PRINCIPAL AMOUNT OF 6.125% SENIOR NOTES DUE 2046 REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SHARES OUTSTANDING

AS OF DECEMBER 31, 2015 AND 2014, OUR SHARES OUTSTANDING AMOUNTED TO 338,468.3 MILLION AND 338,056.2 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,892.9 MILLION AND 2,889.4 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF DECEMBER 31, 2015 AND 2014, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 578.6 MILLION AND 577.9 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

ABOUT TELEVISA

TELEVISA IS A LEADING MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AN IMPORTANT CABLE OPERATOR IN MEXICO AND A LEADING DIRECT-TO-HOME SATELLITE PAY TELEVISION SYSTEM IN MEXICO. TELEVISA DISTRIBUTES THE CONTENT IT PRODUCES THROUGH SEVERAL BROADCAST CHANNELS IN MEXICO, 26 PAY-TV BRANDS IN MEXICO AND ABROAD, AND TELEVISION NETWORKS, CABLE OPERATORS AND OVER-THE-TOP OR "OTT" SERVICES IN OVER 50 COUNTRIES. IN THE UNITED STATES, TELEVISA'S AUDIOVISUAL CONTENT IS DISTRIBUTED THROUGH UNIVISION COMMUNICATIONS INC. ("UNIVISION") THE LEADING MEDIA COMPANY SERVING THE HISPANIC MARKET. UNIVISION BROADCASTS TELEVISA'S AUDIOVISUAL CONTENT THROUGH MULTIPLE PLATFORMS IN EXCHANGE FOR A ROYALTY PAYMENT. IN ADDITION, TELEVISA HAS EQUITY AND WARRANTS WHICH UPON THEIR EXERCISE AND SUBJECT TO ANY NECESSARY APPROVAL FROM THE FEDERAL COMMUNICATIONS COMMISSION OF THE UNITED STATES WOULD REPRESENT APPROXIMATELY 36% ON A FULLY-DILUTED, AS-CONVERTED BASIS OF THE EQUITY CAPITAL IN UNIVISION HOLDINGS INC., THE CONTROLLING COMPANY OF UNIVISION. TELEVISA'S CABLE BUSINESS OFFERS INTEGRATED SERVICES, INCLUDING VIDEO, HIGH-SPEED DATA AND VOICE SERVICES TO RESIDENTIAL AND COMMERCIAL CUSTOMERS AS WELL AS MANAGED SERVICES TO DOMESTIC AND INTERNATIONAL CARRIERS THROUGH FIVE CABLE MULTIPLE SYSTEM OPERATORS IN MEXICO. TELEVISA OWNS A MAJORITY INTEREST IN SKY, A LEADING DIRECT-TO-HOME SATELLITE PAY TELEVISION SYSTEM IN MEXICO, OPERATING ALSO IN THE DOMINICAN REPUBLIC AND CENTRAL AMERICA. TELEVISA ALSO HAS INTERESTS IN MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, AND GAMING.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE FINANCIAL INSTITUTIONS THAT PERFORM FINANCIAL ANALYSIS ON THE SECURITIES OF GRUPO TELEVISA, S.A.B. ARE AS FOLLOWS:

INSTITUTION:
   BARCLAYS
   BBVA BANCOMER
   BTG PACTUAL
   CITI
   CREDIT SUISSE
   EVERCORE
   GABELLI & CO.
   GBM CASA DE BOLSA
   GOLDMAN SACHS
   HSBC
   INVEX
   ITAÚ SECURITIES
   JPMORGAN
   MERRILL LYNCH
   MORGAN STANLEY
   NEW STREET
   SANTANDER
   SCOTIABANK
   UBS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 04	YEAR: 2015
GRUPO TELEVISA, S.A.B.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
AUDITED INFORMATION	Final Printing

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(In thousands of Mexican Pesos, except per CPO, per share, par value and exchange rate amounts)

1.	Corporate Information

Grupo Televisa, S.A.B. (the "Company") is a limited liability public stock corporation ("Sociedad Anónima Bursátil" or "S.A.B."), incorporated under the laws of Mexico. Pursuant to the terms of the Company's bylaws ("Estatutos Sociales") its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of "Certificados de Participación Ordinarios" or "CPOs" on the Mexican Stock Exchange ("Bolsa Mexicana de Valores") under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company's principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Grupo Televisa, S.A.B. together with its subsidiaries (collectively, the "Group") is a leading media company in the Spanish-speaking world, the largest cable operation in Mexico and in over 50 countries  throught 26 pay-TV brands in Mexico and abroad, and television networks, cable operators and Over the Top or "OTT" services.   the Group´s audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts the Group's audiovisual content through multiple platforms, in exchange the Group receives a royalty payment. In addition, the Group has equity and Warrants which upon their exercise and subject to any necessary approval from the Federal Communications Commission of the United States would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings Inc. or "UHI" (formerly Broadcasting Media Partners, Inc.), the controlling company of Univision. The Group cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable multiple system operators in Mexico. The Group owns a majority interest in Sky, the leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. The Group also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

2.	Basis of Preparation and Accounting Policies

These condensed consolidated financial statements of the Group, as of December 31, 2015 and 2014, and for the years ended December 31, 2015 and 2014, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

These unaudited condensed consolidated financial statements should be read in conjunction with the Group's audited consolidated financial statements and notes thereto for the years ended December 31, 2014 and 2013, which have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board, and include, among other disclosures, the Group's most significant accounting policies, which were applied on a consistent basis as of December 31, 2015.

These interim unaudited condensed consolidated financial statements were authorized for issuance on February 22, 2016, by the Group's Chief Financial Officer.

The preparation of interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed interim financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2014, with the exception of the change in the useful life of trademarks as mentioned in Note 7, the derecognition of Convertible Debentures and the classification of Warrants as available-for-sale financial assets, as mentioned in Notes 4 and 9.

3.	Acquisitions, Investments and Disposition

In August 2014, the Group acquired, pursuant to applicable regulations, all of the equity interest of Cablecom through the conversion of the debt instruments issued by Tenedora Ares, S.A.P.I. de C.V. ("Ares") in the amount of Ps.7,297,292, including accrued interest at the acquisition date, and an additional consideration of Ps.8,550,369, comprised of (i) the capitalization of an outstanding long-term debt issued by Ares in the amount of U.S.$200.2 million (Ps.2,642,367), including accrued interest at the acquisition date; and (ii) cash in the amount of Ps.5,908,002. The total fair value consideration for this acquisition amounted to Ps.15,847,661, and the Group recognized goodwill, other intangible assets and related deferred income tax liability based on a final purchase price allocation at the acquisition date. The Group began to consolidate the net assets of Cablecom in its consolidated statement of financial position as of August 31, 2014, and therefore, the Group's consolidated statement of income for the year ended December 31, 2014, included results of operations of Cablecom for the four months ended on that date. Through the acquisition of Cablecom, the Group increased its presence in the telecommunications Mexican market, not only by maintaining customers of Cablecom at the date of the acquisition, but also by increasing the number of users of Cablecom services in connection with new market strategies. The following table summarizes the allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date. The excess of the purchase price over those fair values and the related deferred income tax liability was allocated to goodwill in the Cable segment.

	Acquisition in August 2014
Cash and cash equivalents	Ps.	371,353
Trade and other receivables		269,868
Other current assets		169,841
Total current assets		811,062
Property, plant and equipment, net		2,762,363
Goodwill		6,913,684
Concessions		7,650,430
Other intangible assets, net		3,635,767
Other non-current assets		161,169
Total assets		21,934,475
Trade and other payables		528,177
Short-term debt and current portion of long-term debt		443,475
Other current liabilities		94,309
Total current liabilities		1,065,961
Long-term debt		1,454,046
Post-employment benefits		61,823
Deferred income tax liabilities		3,491,066
Other non-current liabilities		13,918
Total non-current liabilities		5,020,853
Total liabilities		6,086,814
Total net assets	Ps.	15,847,661

In January 2015, the Group acquired, through a series of transactions, the net assets of Cablevisión Red, S.A. de C.V. and other related companies (collectively, "Telecable") for an aggregate consideration of Ps.10,001,838 in cash. Telecable is a cable business that provides video, data and telephone services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Querétaro, Tamaulipas and Colima. The Group began to consolidate the net assets and results of operations of Telecable beginning in the first quarter of 2015. The Group completed a final purchase price allocation for this transaction in the fourth quarter of 2015. Through the acquisition of Telecable, the Group continues with its strategy to establish a cable company with national coverage that delivers more and better services through state of the art technology and internationally competitive prices for the benefit of end users. The following table summarizes the allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date. The excess of the purchase price over those  fair values and the related deferred income tax liability was allocated to goodwill in the Cable segment.

		Acquisition in January 2015
Cash and cash equivalents	Ps.	270,447
Trade and other receivables		57,687
Other current assets		34,118
Total current assets		362,252
Property, plant and equipment, net Goodwill Concessions List of subscribers Trademarks Other intangible assets		1,724,757 4,885,331 4,373,855 1,233,808 218,578 16,240
Other non-current assets		4,582
Total assets		12,819,403
Trade and other payables		135,920
Other current liabilities		78,753
Total current liabilities		214,673
Long-term debt		505,425
Deferred income tax liability		2,090,269
Other non-current liabilities		7,198
Total non-current liabilities		2,602,892
Total liabilities		2,817,565
Total net assets	Ps.	10,001,838

In January 2015, the Group received proceeds in the aggregate amount of U.S.$717 million (Ps.10,632,393) in connection with the disposal in 2014 of its investment in GSF Telecom Holdings, S.A.P.I. de C.V. ("GSF"), of which U.S.$697 million were in cash and U.S.$20 million were held in escrow for certain contingent litigation costs. As of December 31, 2015, the amount held in escrow was of U.S.$11.9 million (Ps.204,954). As a result of this disposal, the Group recognized a non-cash loss of Ps.4,168,468 in consolidated other expense in the year ended December 31, 2014.

In July 2015, UHI, the controlling company of Univision, and the Company announced that together with major shareholders of UHI, they had entered into a Memorandum of Understanding ("MOU") and that certain subsidiaries of UHI and the Company entered into an agreement to amend their existing Program Licensing Agreement (the "PLA"). Under the PLA amendment, the terms of the existing strategic relationship between UHI and the Group have been amended among other things, (i) to extend the term of the PLA from its current expiration date of at least 2025 to at least 2030 upon consummation of a qualified public equity offering of UHI; and (ii) to adjust the royalty computation of the PLA by making certain additional revenue subject to royalties in exchange for certain adjustments to the royalty rate. Under the terms of the MOU, UHI, the Group and the major shareholders of UHI agreed to (i) upon a qualifying initial public offering of UHI, an equity capitalization of UHI by which, among other considerations, the Group will hold common stock with approximately 22% of the voting rights of UHI common stock, and the right for the Group to designate a minimum number of directors to UHI's Board of Directors; and (ii) the exchange of U.S.$1,125 million (Ps.17,634,375) principal amount of Convertible Debentures issued by UHI for Warrants that are exercisable for UHI's common stock, and a cash payment by UHI in the amount of U.S.$135.1 million (Ps.2,194,981) for such exchange. In July 2015, the Group exercised a portion of these Warrants to increase its equity stake in UHI from 7.8% to 10%.

In July 2015, the Company acquired additional  shares of Imagina Media Audiovisual, S.L. (together with its subsidiaries, "Imagina") in the aggregate cash amount of €19.2 million (Ps.341,710) in connection with a reorganization of stockholders of this investee, by which the Company increased its equity stake in Imagina from 14.5% to 19.9% (see Notes 4 and 5).

4.	Investments in Financial Instruments

At December 31, 2015 and 2014, the Group had the following investments in financial instruments:

	December 31, 2015		December 31, 2014
Available-for-sale financial assets:
Convertible Debentures due 2025 issued by UHI (1)	Ps.	-	Ps.	10,421,478
Embedded derivative in Convertible Debentures issued by UHI (1)-		-		17,447,857
Warrants issued by UHI (1)		35,042,577		-
Shares of common stock of Imagina (2)		-		836,037
Available-for-sale investments (3)		5,873,243		5,511,768
		40,915,820		34,217,140
Held-to-maturity investments (4)		134,034		461,047
Other		31,620		31,685
	Ps.	41,081,474	Ps.	34,709,872

(1)
Through July 2015, the Group held an investment in Convertible Debentures due 2025 issued by UHI in the principal amount of U.S.$1,125 million (Ps.17,634,375), with an annual interest rate of 1.5% receivable on a quarterly basis, which were convertible at the Company's option into additional shares equivalent to approximately 30% equity stake of UHI, subject to existing laws and regulations in the United States, and other conditions. These Convertible Debentures were classified as available-for-sale financial assets with changes in fair value recognized in other comprehensive income or loss in consolidated equity. The Group's option of converting these debentures into an equity stake of UHI was accounted for as an embedded derivative with changes in fair value recognized in consolidated income. In July 2015, the Group exchanged  in these Convertible Debentures for an investment in Warrants that are exercisable for UHI's common stock, subject to the U.S. Federal Communications Commission's restrictions on foreign ownership, in whole or in part, at an exercise price of U.S.$0.01 per Warrant share, considering that the original value of U.S.$1,125 million invested by the Group in Convertible Debentures is part of the Group´s investment in Warrants. The Warrants shall expire and no longer be exercisable after the tenth anniversary of the date of issuance (the "Expiration Date"); provided, however, the Expiration Date shall automatically be extended for nine successive ten-year periods unless the Group provides written notice to UHI of its election not to so extend the Expiration Date. The Warrants do not bear interest. The fair value of these Warrants at the date of exchange was U.S.$1,951 million (Ps.30,582,427). The Group reclasiffied Ps.4,718,175 from accumulated other comprehensive income in consolidated equity to other finance income in the consolidated statement of income for the year ended December 31, 2015 as a result of derecognizing the Convertible Debentures. In July 2015, the Group exercised a portion of these Warrants in the amount of U.S$107.4 million (Ps.1,695,524) to increase its equity stake in UHI from 7.8% to 10%. These Warrants are classified as available-for-sale financial assets with changes in fair value recognized in accumulated other comprehensive income or loss in consolidated equity.  Changes in fair value recognized in other comprehensive income will be reclassified to the statement of income within other finance income, net, in the period the Warrants are exercised, in whole or in part (see Notes 3 and 5).

(2)
Through June 2015, the Company's investment in common stock of Imagina was accounted for as an available-for-sale equity financial asset with changes in fair value recognized in consolidated other comprehensive income or loss. In July 2015, the Company acquired additional  shares of Imagina for the aggregate cash amount of €19.2 million (Ps.341,710) and increased its equity stake in Imagina from 14.5% to 19.9%. As a result of this transaction, beginning in the third quarter of 2015 the Group (i) holds two of 10 seats on the Board of Directors of Imagina; (ii) began to account for this investment under the equity method due to its ability to exercise significant influence over the operating and financial policies of Imagina; (iii) recognized its investment in Imagina as an associate through the fair value as deemed cost at the transaction date; and (iv) reclassified a cumulative gain of Ps.544,402, related to changes in fair value of the investment in Imagina from accumulated other comprehensive income in consolidated equity to consolidated other finance income for the year ended December 31, 2015 (see Notes 3 and 5).

(3)
The Group has an investment in an open ended fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value ("NAV") per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets and subtracting all of the fund liabilities and dividing the result by the total number of issued shares.

(4)
Held-to-maturity investments represent corporate fixed income securities with long-term maturities. These investments are stated at amortized cost. Maturities of these investments subsequent to December 31, 2015, are as follows: Ps.60,683 in 2017, Ps.13,365 in 2018 and Ps.59,986 thereafter. Held-to-maturity financial assets as of December 31, 2015 and 2014 are denominated primarily in Mexican pesos.

A roll forward of available-for-sale financial assets for the year ended December 31, 2015 is presented as follows:

At January 1, 2015	Ps.	34,217,140
Changes in fair value in other comprehensive income		3,947,250
Changes in fair value in other finance income		409,196
Foreign exchange differences		4,307,772
Additional investment in Imagina		341,710
Exchange of Debentures		(29,625,750)
Reclassification of investment in Imagina		(1,568,401)
Partial exercise of Warrants		(1,695,524)
Warrants		30,582,427
At December 31, 2015	Ps.	40,915,820

The maximum exposure to credit risk of the investments in financial instruments as of December 31, 2015 is the carrying value of the financial assets mentioned above.

5.	Investments in Associates and Joint Ventures

At December 31, 2015 and 2014, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of
	December 31, 2015	December 31, 2015		December 31, 2015

Associates:
UHI (1)	10%	Ps.	5,685,748	Ps.	3,507,390
Imagina (see Notes 3 and 4)	19.9%		1,921,590		-
Ocesa Entretenimiento, S.A. de C.V. and subsidiaries (collectively, “OCEN”) (2)	40%		938,995		867,362
Other			83,220		81,516
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”) (3)	33.3%		574,480		576,179
Televisa CJ Grand, S.A. de C.V.	50%		67,868		-
		Ps.	9,271,901	Ps.	5,032,447

(1)
The Group accounts for its investment in common stock of UHI, the parent company of Univision, under the equity method due to the Group's ability to exercise significant influence, as defined under IFRS, over UHI's operations. The Group has the ability to exercise significant influence over the operating and financial policies of UHI because  the Group  (i) as of December 31, 2015 and 2014, owned 1,110,382 and 842,850 Class C shares of common stock of UHI, respectively, representing 10% and 7.8%, respectively, of the outstanding total shares of UHI as of each of those dates; (ii) as of December 31, 2015, held Warrants exercisable for common stock of UHI equivalent to approximately 26% equity stake of UHI on a fully-diluted, as-converted basis, subject to certain conditions, laws and regulations, and as of December 31, 2014, held Convertible Debentures due 2025 issued by UHI with an interest rate of 1.5% per annum receivable on a quarterly basis, which could have been converted into additional 4,858,485 shares (subject to adjustment as provided in the debentures) of common stock of UHI equivalent to approximately 30% equity stake of UHI on a fully-diluted, as-converted basis, at the option of the Group, subject to certain conditions, laws and regulations; (iii) as of December 31, 2015 and 2014, had three officers and one director of the Company designated as members of the Board of Directors of UHI, which was composed of 18 and 20 directors, respectively, of 22 available board seats; and (iv) was party to a program license agreement, as amended, with Univision, an indirect wholly-owned subsidiary of UHI, pursuant to which Univision has the right to broadcast certain Televisa content in the United States ("Program License Agreement"), and to another program license agreement pursuant to which the Group has the right to broadcast certain Univision's content in Mexico ("Mexican License Agreement"), in each case through the later of 2025 (2030 upon consummation of a qualified public equity offering of UHI) or 90 months after the Group has sold two-thirds of its initial investment in UHI made in December 2010. In January 2014, a group of institutional investors made a capital contribution in UHI, by which the Group's percentage equity stake in UHI decreased from 8% to 7.8%.

(2)
OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A.B. de C.V., and is engaged in the live entertainment business in Mexico. The investment in OCEN includes a goodwill of Ps.359,613 as of December 31, 2015 and 2014.

(3)
A subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate ("Tasa de Interés Interbancaria de Equilibrio" or "TIIE") plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of December 31, 2015 and 2014, GTAC had used a principal amount of Ps.661,183, and Ps.628,683, respectively, under this credit facility. During 2015 and 2014, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate amount of Ps.99,018  and  Ps.166,614, respectively. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.246,019, with an annual interest of TIIE plus 200 basis points payable on a monthly basis and principal maturities through 2023, 2024 and 2025. The net investment in GTAC as of December 31, 2015 and 2014, include amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.684,259 and Ps.677,315, respectively.

6.	Property, Plant and Equipment, Net

Property, plant and equipment as of December 31, 2015 and 2014, consisted of:

	December 31, 2015		December 31, 2014
Buildings	Ps.	8,635,843	Ps.	8,464,531
Building improvements		287,732		339,828
Technical equipment		97,721,490		79,921,698
Satellite transponders		10,301,713		7,869,492
Furniture and fixtures		966,928		907,006
Transportation equipment		2,631,076		2,054,309
Computer equipment		6,642,536		5,962,735
Leasehold improvements		2,170,607		1,641,527
		129,357,925		107,161,126
Accumulated depreciation		(67,907,362)		(57,539,568)
		61,450,563		49,621,558
Land		4,699,723		4,627,984
Construction and projects in progress		9,938,991		7,759,966
	Ps.	76,089,277	Ps.	62,009,508

Depreciation charged to income for the years ended December 31, 2015 and 2014 was Ps.12,138,740 and Ps.10,086,524, respectively.

During the year ended December 31, 2015, the Group invested Ps.25,703,069 in property plant and equipment as capital expenditures.

7.	Intangible Assets, Net

The balances of intangible assets as of December 31, 2015 and 2014, were as follows:

					2015						2014
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
Intangible assets with indefinite useful lives:
Goodwill					Ps.	14,112,626					Ps.	9,322,773
Trademarks						782,958						2,501,227
Concessions						15,719,572						11,345,717
Intangible assets with finite useful lives:
Trademarks	Ps.	1,891,306	Ps.	(151,305)		1,740,001	Ps.	-	Ps.	-	Ps.	-
Licenses and software		5,366,912		(3,489,143)		1,877,769		4,575,490		(2,576,795)		1,998,695
Subscriber lists		6,207,405		(3,520,650)		2,686,755		4,973,885		(2,492,101)		2,481,784
Other intangible assets		3,014,421		(1,827,777)		1,186,644		2,290,663		(1,162,445)		1,128,218
	Ps.	16,480,044	Ps.	(8,988,875)	Ps.	38,106,325	Ps.	11,840,038	Ps.	(6,231,341)	Ps.	28,778,414

Amortization charged to income for the years ended December 31, 2015 and 2014 was Ps.2,522,189 and Ps.1,476,561, respectively.
In the third quarter of 2015, the Company's management evaluated trademarks in its Cable segment to determine whether events and circumstances continue to support an indefinite useful life for these intangible assets. As a result of such evaluation, the Company identified certain businesses and locations that began  migrating from a current trademark to an internally developed trademark between 2015 and 2016, in connection with enhanced service packages offered to current and new subscribers, and estimated that this migration process will take approximately four years. Accordingly, beginning in the third quarter of 2015, the Group changed the useful life assessment from indefinite to finite for acquired trademarks in certain businesses and locations in its Cable segment, and began to amortize a straight line basis the related carrying value of these trademarks when the migration to the new trademark started using an estimated useful life of four years. The Group has not capitalized any amounts associated with internally developed trademarks.

8.	Debt and Finance Lease Obligations

Debt and finance lease obligations outstanding as of December 31, 2015 and 2014, were as follows:

							December 31, 2015		December 31, 2014
	Principal		Interest Payable		Finance Costs		Total		Total
U.S. dollar debt:
6% Senior Notes due 2018 (1)	Ps.	8,608,000	Ps.	60,256	Ps.	(16,224)	Ps.	8,652,032	Ps.	7,409,378
6.625% Senior Notes due 2025 (1)		10,329,600		193,895		(354,362)		10,169,133		8,630,357
4.625% Senior Notes due 2026 (1)		5,164,800		23,887		(111,378)		5,077,309		–
8.50% Senior Notes due 2032 (1)		5,164,800		134,142		(28,701)		5,270,241		4,512,938
6.625% Senior Notes due 2040 (1)		10,329,600		315,555		(152,330)		10,492,825		8,968,642
5% Senior Notes due 2045 (1)		17,216,000		124,338		(497,534)		16,842,804		14,353,463
6.125% Senior Notes due 2046 (1)		15,494,400		94,903		(81,105)		15,508,198		–
Total U.S. dollar debt		72,307,200		946,976		(1,241,634)		72,012,542		43,874,778
Mexican peso debt:
7.38% Notes due 2020 (2)		10,000,000		133,250		(34,090)		10,099,160		10,100,307
TIIE + 0.35% Notes due 2021 (2)		6,000,000		8,657		(11,034)		5,997,623		5,994,805
TIIE + 0.35% Notes due 2022 (2)		5,000,000		5,249		(11,060)		4,994,189		–
8.49% Senior Notes due 2037 (1)		4,500,000		32,899		(15,528)		4,517,371		4,518,767
7.25% Senior Notes due 2043 (1)		6,500,000		54,979		(64,933)		6,490,046		6,492,913
Bank loans		4,782,000		–		(3,095)		4,778,905		5,879,128
Bank loans (Sky)		–		–		–		–		3,513,851
Bank loans (TVI)		2,709,287		2,211		(6,502)		2,704,996		1,598,006
Total Mexican peso debt		39,491,287		237,245		(146,242)		39,582,290		38,097,777
Total debt (3)		111,798,487		1,184,221		(1,387,876)		111,594,832		81,972,555
Less: Current portion of long- term debt		2,981,675		1,184,221		(1,828)		4,164,068		1,312,052
Long-term debt, net of current portion	Ps.	108,816,812	Ps.	–	Ps.	(1,386,048)	Ps.	107,430,764	Ps.	80,660,503

Finance lease obligations:
Satellite transponder lease obligation	Ps.	4,879,940	Ps.	–	Ps.	–	Ps.	4,879,940	Ps.	4,401,423
Other		925,175		–		–		925,175		908,122
Total finance lease obligations		5,805,115		--		–		5,805,115		5,309,545
Less: Current portion		511,556		–		–		511,556		502,166
Finance lease obligations, net of current portion	Ps.	5,293,559	Ps.	–	Ps.	–	Ps.	5,293,559	Ps.	4,807,379

(1)
These Senior Notes are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company's subsidiaries. Interest on the Senior Notes due 2018, 2025, 2026, 2032, 2037, 2040, 2043, 2045 and 2046, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.31%, 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26% and 6.44%  per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2026, 2037, 2040, 2043 and 2046, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group's content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2018, 2025, 2026, 2032, 2037, 2040, 2045 and 2046 are registered with the U.S. Securities and Exchange Commission ("SEC"). The Senior Notes due 2043 are registered with both the U.S. SEC and the Mexican Banking and Securities Commission ("Comisión Nacional Bancaria y de Valores" or "CNBV").

(2)
Interest on these Notes ("Certificados Bursátiles") is payable semi-annually for Notes due 2020 and every 28 days for Notes due 2021 and 2022. The Company may, at its own option, redeem the Notes due 2020, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The company may, at its own option, redeem the Notes due 2021 and 2022, in whole or in part, at any date at a redemption price equal to the greater of the principal amount of the outstanding notes and an average price calculated from prices to be provided at the redemption date by two Mexican financial pricing companies. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company's board of directors, and engaged in the Group's content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(3)
Total debt is presented net of unamortized finance costs as of December 31, 2015 and 2014, in the aggregate amount of Ps.1,387,876 and Ps.1,268,856, respectively, and includes interest payable in the aggregate amount of Ps.1,184,221 and Ps.974,904 as of December 31, 2015 and 2014, respectively.

In January 2015, the Group prepaid the principal amount and related accrued interest of a peso-denominated long-term bank loan previously entered into by Telecable, the cable company acquired by the Group in January 2015, in the aggregate amount of Ps.507,362. This prepayment was funded primarily with cash provided by a long-term bank loan arranged by the Company with a Mexican bank in the principal amount of Ps.500,000, with a maturity in 2016, and annual interest of the 28-day interbank equilibrium interest rate ("Tasa de Interés Interbancaria de Equilibrio" or "TIIE") plus a range between 0 and 80 basis points.

In May 2015, the Company concluded an offering of Ps.5,000,000 aggregate principal amount of local bonds ("Certificados Bursátiles") due 2022 with an annual interest rate of the 28-day TIIE plus 35 basis points, which was registered with the CNBV.

During the year of 2015, TVI refinanced an outstanding long-term loan in the principal amount of Ps.722,020, with an original maturity in 2016, and incurred additional long-term debt in the aggregate principal amount of Ps.1,270,000. The refinanced and additional long-term debt of TVI matures in 2019 (Ps.250,000), 2020 (Ps.250,000) and 2022 (Ps.1,492,020) with an annual interest rate of the 28-day TIIE plus a range between 130 and 140 basis points, which is payable on a monthly basis.

In June 2015, the Company and Sky prepaid peso-denominated long-term bank loans in the aggregate principal amount of Ps.1,600,000 and Ps.3,500,000, respectively, with original principal maturities between 2016 and 2021. The aggregate amount paid by the Company and Sky amounted to Ps.1,814,312 and Ps.3,651,712, respectively, which included related accrued interest, the settlement of a related derivative contract, and fees. The prepayment of Sky was funded primarily by a long-term loan made by the Company in the principal amount of Ps.3,500,000, with a maturity in 2022, and an annual interest rate of 7.38%, which is payable on a monthly basis.

In November 2015, the Company issued U.S.$300 million aggregate principal amount of 4.625% Senior Notes due 2026 and U.S.$900 million aggregate principal amount of 6.125% Senior Notes due 2046 registered with the U.S. SEC.

The Group has designated as an effective hedge of foreign exchange exposure, a portion of the outstanding principal amount of its U.S. dollar denominated long-term debt in connection with its net investment in shares of common stock of UHI, which amounted to U.S.$330.5 million (Ps.5,685,748) and U.S.$237.6 million (Ps.3,507,390) as of December 31, 2015 and 2014, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation.

Beginning in the third quarter of 2015, the Group has designated a portion of its U.S. dollar denominated long-term debt as a fair value hedge of foreign exchange exposure related to its investment in UHI Warrants. A portion of the outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line "Long-term debt, net of current portion" of the consolidated statement of financial position) is hedging its investment in Warrants exercisable for common stock of UHI (hedged item), which amounted to U.S.$2,035.5 million (Ps.35,042,577) as of December 31, 2015. The other changes in fair value of the Warrants are recognized in other comprehensive income or loss. Consequently, any foreign currency gain or loss attributable to these designated hedged warrants is recognized within foreign exchange gain or loss in the consolidated statement of income, along with the recognition in the same line item of any foreign exchange gain or loss of the designated hedging instrument long-term debt.

As of December 31, 2015, the Group is in compliance with all covenants contained in the debt agreements.

The table below analyzes the Group’s debt and finance lease obligations into relevant maturity groupings based on the remaining period at the statement of financial position date to the contracted maturity date

	Less than 12 months January 1, 2016 to December 31, 2016		12-36 months January 1, 2017 to December 31, 2018		36-60 months January 1, 2019 to December 31, 2020		Maturities Subsequent to December 31, 2020		Total

Debt (1)	Ps.	2,981,675	Ps.	10,975,074	Ps.	11,412,045	Ps.	86,429,693	Ps.	111,798,487
Finance Lease Liabilities		511,556		945,665		996,850		3,351,044		5,805,115
Total Debt and Financial Lease obligations	Ps.	3,493,231	Ps.	11,920,739	Ps.	12,408,895	Ps.	89,780,737	Ps.	117,603,602

(1)	The amounts of debt are disclosed on a principal amount basis.

9.	Financial Instruments

The Group's financial instruments presented in the condensed consolidated statements of financial position included cash and cash equivalents; temporary investments; accounts and notes receivable; a long-term loan receivable from GTAC; Convertible Debentures issued by UHI with an option to convert these debentures into common stock of UHI, which were converted in July 2015 for Warrants that are exercisable for UHI's common stock; debt securities classified as held-to-maturity investments; investments in securities in the form of an open-ended fund classified as available-for-sale investments; accounts payable; debt; and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group's long-term debt securities are based on quoted market prices.

The fair value of the long-term loans that the Group borrowed from leading Mexican banks (see Note 8) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of held-to-maturity securities, available-for-sale investments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2015 and 2014, were as follows:

	December 31, 2015				December 31, 2014
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Temporary investments	Ps.	5,330,448	Ps.	5,330,448	Ps.	4,788,585	Ps.	4,788,585
Trade notes and accounts receivable, net		21,702,128		21,702,128		21,087,163		21,087,163
Convertible Debentures due 2025 issued by UHI (see Note 4)		-		-		10,421,478		10,421,478
Embedded derivative in Convertible Debentures issued by UHI (see Note 4)		-		-		17,447,857		17,447,857
Warrants issued by UHI		35,042,577		35,042,577		-		-
Long-term loan and interest receivable from GTAC (see Note 5)		684,259		687,506		677,315		675,198
Held-to-maturity investments (see Note 4)		134,034		133,824		461,047		460,236
Shares of common stock of Imagina (see Note 4)		-		-		836,037		836,037
Available-for-sale investments (see Note 4)		5,873,243		5,873,243		5,511,768		5,511,768
Liabilities:
Senior Notes due 2018, 2025, 2032 and 2040	Ps.	34,432,000	Ps.	38,190,597	Ps.	29,522,600	Ps.	36,225,101
Senior Notes due 2045		17,216,000		14,860,851		14,761,300		15,015,785
Senior Notes due 2037 and 2043		11,000,000		9,620,550		11,000,000		10,283,880
Senior Notes due 2026 and 2046		20,659,200		20,650,007		-		-
Notes due 2020		10,000,000		10,437,500		10,000,000		10,469,000
Notes due 2021		6,000,000		5,996,640		6,000,000		6,012,300
Notes due 2022		5,000,000		4,957,300		-		-
Short-term loans and long-term notes payable to Mexican banks		7,491,287		7,561,955		10,982,607		11,413,185
Finance lease obligations		5,805,115		5,179,052		5,236,046		4,920,298

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2015 and 2014, were as follows:

December 31, 2015:
Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)		Maturity Date

Liabilities:
Derivatives not recorded as accounting hedges:
TVI’s interest rate swap	Ps.	8,113	Ps.	1,985,847	February 2016 and May 2022
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap		116,108	Ps.	2,500,000	September 2016 through March 2018
Interest rate swap		99,567	Ps.	6,000,000	April 2021
Interest rate swap		3,274	Ps.	1,000,000	May 2022
Total liabilities	Ps.	227,062

December 31, 2014:
Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)		Maturity Date
Assets:
Derivatives not recorded as accounting hedges:
Options	Ps.	2,894	Ps.	U.S.135,000	November 2015
Total assets	Ps.	2,894

Liabilities:
Derivatives not recorded as accounting hedges:
Sky’s interest rate swap	Ps.	79,939	Ps.	1,400,000	April 2016
TVI’s interest rate swap		10,376	Ps.	1,567,607	February 2016 and July 2019
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap		175,025	Ps.	2,500,000	September 2016 through March 2018
Interest rate swap		69,762	Ps.	3,000,000	April 2021
Total liabilities	Ps.	335,102

UHI Warrants
Debentures due 2025 issued by UHI for Warrants that are exercisable for UHI's common stock.
The Group determined the fair value of its investment in Warrants using the Black-Scholes model ("BSM"). The BSM involves the use of significant estimates and assumptions. These estimates and assumptions include the UHI stock's spot price at valuation date and the stock's expected volatility. The UHI stock's price at valuation date was obtained by using a discounted projected cash flow model. The UHI stock's volatility was obtained from publicly available information of comparable companies' stock through determining an average of such companies' annual volatility. Since the described methodology was an internal model with significant unobservable inputs, the UHI Warrants are classified as Level 3.
Unobservable inputs used as of December 31, 2015 included UHI stock's spot price of U.S.$443 per share and UHI stock's expected volatility of 29%.
Significant judgment was applied in assessing the qualitative factors mentioned in IAS 39 Financial Instruments: Recognition and Measurement, to determine that the changes in cash flows, the different risk and rewards and contractual terms between the exchange Convertible Debentures due 2025 issued by UHI and the received Warrants issued by UHI resulted in the derecognition of the Convertible Debentures (see Note 4).
The Company's management applied significant judgment to determine the classification of the Warrants issued by UHI. These warrants did not comply with the definition of a derivative financial instrument because the initial investment that the Group paid to acquire the original instrument (Convertible Debentures) was significant and a derivative requires no initial investment or one that is smaller than would be required for a contract with similar response to changes in market factors; therefore, the Group classified the Warrants issued by UHI as available-for-sale financial assets with changes in other comprehensive income or loss in consolidated equity. Significant judgment was applied by the Company's management in assessing that the characteristics of the Warrants are closer to an equity instrument in accordance with the IAS 32 Financial Instruments: Presentation.
10.	Capital Stock and Long-term Retention Plan

At December 31, 2015, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued (1)	Held by a Company’s Trust (2)	Outstanding
Series “A” Shares	123,273.9	(7,864.9)	115,409.0
Series “B” Shares	58,982.9	(5,642.6)	53,340.3
Series “D” Shares	90,086.5	(5,227.0)	84,859.5
Series “L” Shares	90,086.5	(5,227.0)	84,859.5
Total	362,429.8	(23,961.5)	338,468.3
Shares in the form of CPOs	301,145.5	(17,473.1)	283,672.4
Shares not in the form of CPOs	61,284.3	(6,488.4)	54,795.9
Total	362,429.8	(23,961.5)	338,468.3
CPOs	2,573.9	(149.3)	2,424.6

(1)	As of December 31, 2015, the authorized and issued capital stock amounted to Ps.4,978,126 (nominal Ps.2,494,410).

(2)	In connection with the Company's Long-Term Retention Plan.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2015 and 2014 is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2015	115,036.5	53,330.9	84,844.4	84,844.4	338,056.2	2,424.1
Acquired (1)	(518.7)	(456.5)	(726.2)	(726.2)	(2,427.6)	(20.7)
Released (1)	891.2	465.9	741.3	741.3	2,839.7	21.2
As of December 31, 2015	115,409.0	53,340.3	84,859.5	84,859.5	338,468.3	2,424.6

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2014	114,197.5	52,920.5	84,191.5	84,191.5	335,501.0	2,405.5
Acquired (1)	(71.1)	(62.6)	(99.6)	(99.6)	(332.9)	(2.9)
Released (1)	910.1	473.0	752.5	752.5	2,888.1	21.5
As of December 31, 2014	115,036.5	53,330.9	84,844.4	84,844.4	338,056.2	2,424.1

(1)	By a Company's trust in connection with the Company's Long-Term Retention Plan.

Long-term Retention Plan

During the year ended December 31, 2015, the trust for the Long-term Retention Plan (i) acquired 2,427.6 million shares of the Company, in the form of 20.7 million CPOs, in the amount of Ps.2,184,345; and (ii) released 2,478.0 million shares in the form of 21.2 million CPOs, and 361.7 million Series "A" Shares, in the aggregate amount of Ps.848,883, in connection with the Long-term Retention Plan.

The Group accrued in equity attributable to stockholders of the Company a share-based compensation expense of Ps.1,184,524 for the year ended December 31, 2015, which amount was reflected in consolidated operating income as administrative expense.

11.	Retained Earnings

As of December 31, 2015 and 2014, the Company's legal reserve amounted to Ps.2,139,007, and was classified into retained earnings in equity attributable to stockholders of the Company.

In April 2015, the Company's stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series "A", "B", "D" and "L" Shares, not in the form of a CPO, which was paid in cash in June 2015 in the aggregate amount of Ps.1,084,192.

12.	Transactions with Related Parties

The balances of receivables and payables between the Group and related parties as of December 31, 2015 and 2014, were as follows:

	2015		2014
Current receivables:
UHI, including Univision	Ps.	-	Ps.	535,661
Grupo TV Promo, S.A. de C.V.		-		201,060
GSF, including Iusacell		-		57,703
Other		98,388		108,828
	Ps.	98,388	Ps.	903,252

Current payables:
UHI, including Univision (1)	Ps.	367,545	Ps.	-
DirecTV Group, Inc.		47,788		-
Other		27,702		8,564
	Ps.	443,035	Ps.	8,564

(1)
During the period ended December 31, 2015, the Group recognized a provision in the amount of Ps.860,456 associated with a consulting arrangement entered into by the Group and an entity controlled by the chairman of the Board of Directors of UHI, by which upon a qualified initial public offering of the shares of UHI the Group would pay the entity a portion of a defined appreciation in excess of certain preferred returns and performance thresholds of UHI. This amount is partially offset by Ps.492,911 in receivables from UHI related primarily to the PLA.

In the years ended December 31, 2015 and 2014, royalty revenue from Univision amounted to Ps.4,982,971 and Ps.4,194,379, respectively, and interest income from UHI amounted to Ps.142,010 and Ps.228,278, respectively.

In March 2015, the Group recognized in consolidated other income, net, an exceptional income from Univision in the amount of U.S.$67.6 million (Ps.1,038,314), as a result of the early termination of a technical assistance agreement with Univision.

In July 2015, the Group recognized in consolidated other finance income, net, a cash amount of U.S.$135.1 million (Ps.2,194,981) paid by UHI as a payment for the exchange of the Group’s former investment in Convertible Debentures issued by UHI for Warrants that are exercisable for UHI’s common stock (see Notes 3 and 4).

13.	Finance Expense, Net

Finance (expense) income for the years ended December 31, 2015 and 2014, included:

	2015		2014
Interest expense	Ps.	(6,239,387)	Ps.	(5,551,461)
Foreign exchange loss, net		(2,426,011)		(1,391,169)
Finance expense		(8,665,398)		(6,942,630)
Interest income (1)		1,027,758		1,327,691
Other finance income, net (2)		7,514,784		1,286,014
Finance income		8,542,542		2,613,705
Finance expense, net	Ps.	(122,856)	Ps.	(4,328,925)

(1)
This line item included interest income from the Group’s investment in Debentures issued by UHI in the aggregate amount of Ps.142,010 for the year ended December 31, 2015, and interest income from the Group’s investments in Convertible Debentures issued by UHI and Ares in the aggregate amount of Ps.450,270 for the year ended December 31, 2014.

(2)
This line item included a cash amount of U.S.$135.1 million (Ps.2,194,981) received for the exchange of Convertible Debentures issued by UHI for Warrants that are exercisable for UHI’s common stock, and a Ps.4,718,175 reclassification from accumulated other comprehensive income in consolidated equity in connection with a cumulative gain related to changes in fair value of such debentures, for the year ended December 31, 2015. It also included a gain related to changes in fair value from an embedded derivative in a host contract related to the Group’s former investment in Convertible Debentures issued by UHI in the amount of Ps.409,196 and Ps.1,477,103 for the years ended December 31, 2015 and 2014, respectively.

14.	Income Taxes

The analysis of deferred tax assets and liabilities is as follows:

	December 31, 2015		December 31, 2014
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	Ps.	14,258,185	Ps.	10,000,572
Deferred tax assets to be recovered within 12 months		5,104,715		3,906,937
Deferred tax liabilities:
Deferred tax liabilities to be paid after more than 12 months		(10,767,190)		(5,485,297)
Deferred tax liabilities to be paid within 12 months		(930,672)		(104,944)
Deferred tax assets, net	Ps.	7,665,038	Ps.	8,317,268

The deferred taxes as of December 31, 2015 and 2014, were principally derived from the following items:

	December 31, 2015		December 31, 2014
Assets:
Accrued liabilities	Ps.	2,656,354	Ps.	1,284,458
Allowance for doubtful accounts		1,187,427		917,269
Customer advances		2,598,037		2,186,836
Prepaid expenses and other items		-		297,836
Tax loss carryforwards		10,196,480		6,754,354
Liabilities:
Investments		(3,504,137)		(443,538)
Property, plant and equipment, net		(954,678)		(202,002)
Derivative financial instruments		(1,801)		(152,491)
Intangible assets and transmission rights		(3,922,230)		(2,961,129)
Prepaid expenses and other items		(1,188,642)		-
Deferred income taxes of Mexican companies		7,066,810		7,681,593
Deferred income taxes assets of foreign subsidiaries		195,348		200,410
Asset tax		402,880		435,265
Deferred income tax asset, net	Ps.	7,665,038	Ps.	8,317,268

15.	Earnings per CPO/Share

At December 31, 2015 and 2014 the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	December 31, 2015	December 31, 2014
Total Shares	338,290,942	337,550,941
CPOs	2,423,881	2,420,674
Shares not in the form of CPO units:
Series “A” Shares	54,662,750	54,331,451
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2015 and 2014, are presented as follows:

	2015		2014
	Per CPO	Per Each Series A”, “B”, “D” and “L Share	Per CPO	Per Each Series A”, “B”, “D” and “L Share
Net income attributable to stockholders of the Company	Ps. 3.77	Ps. 0.03	Ps. 1.87	Ps. 0.02

Diluted earnings per CPO and per Share attributable to stockholders of the Company:

	December 31, 2015	December 31, 2014
Total Shares	362,429,887	362,429,887
CPOs	2,573,894	2,573,894
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2015 and 2014, are presented as follows:

	2015		2014
	Per CPO	Per Each Series A”, “B”, “D” and “L Share	Per CPO	Per Each Series A”, “B”, “D” and “L Share
Net income attributable to stockholders of the Company	$ 3.52	$ 0.03	$ 1.74	$ 0.01

16.	Segment Information

The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2015:
Content	Ps.	34,332,572	Ps.	1,462,004	Ps.	32,870,568	Ps.	14,564,225
Sky		19,253,526		107,197		19,146,329		8,972,258
Cable (1)		28,488,313		148,887		28,339,426		11,405,556
Other Businesses		8,124,337		428,831		7,695,506		753,340
Segment totals		90,198,748		2,146,919		88,051,829		35,695,379
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(2,146,919)		(2,146,919)		-		(1,960,848)
Depreciation and amortization expense		-		-		-		(14,660,929)
Consolidated total before other expense		88,051,829		-		88,051,829		19,073,602 (2)
Other expense, net		-		-		-		(328,477)
Consolidated total	Ps.	88,051,829	Ps.	-	Ps.	88,051,829	Ps.	18,745,125 (3)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2014:
Content	Ps.	34,868,080	Ps.	1,039,950	Ps.	33,828,130	Ps.	15,534,269
Sky		17,498,586		13,982		17,484,604		8,211,269
Cable		20,937,250		116,258		20,820,992		7,882,911
Other Businesses		8,204,060		219,434		7,984,626		651,267
Segment totals		81,507,976		1,389,624		80,118,352		32,279,716
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,389,624)		(1,389,624)		-		(1,478,534)
Depreciation and amortization expense		-		-		-		(11,563,085)
Consolidated total before other expense		80,118,352		-		80,118,352		19,238,097 (2)
Other expense, net		-		-		-		(5,281,690)
Consolidated total	Ps.	80,118,352	Ps.	-	Ps.	80,118,352	Ps.	13,956,407 (3)

(1)
Cablecom and Telecable contributed total revenues and segment income to the Group's Cable segment for the year ended December 31, 2015, in the aggregate amount of Ps.6,467,907 and Ps.3,083,607, respectively, as the Group began to consolidate the Cablecom and Telecable results of operations beginning in September 2014 and January 2015, respectively (see Note 3).

(2)	Consolidated total represents income before other expense.

(3)	Consolidated total represents consolidated operating income.

Seasonality of Operations

The Group's results of operations are seasonal. The Group typically recognizes a large percentage of its consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. In 2015 and 2014, the Group recognized 28.3% and 30.0%, respectively, of its annual consolidated net sales in the fourth quarter of the year. The Group's costs, in contrast to its revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

The consolidates net income attributable to stockholders of the company for each of the four quarters in the period ended December 31, 2015, is presented as follows:

Quarter	Quarter		Accumulated
1st / 15	Ps.	1,453,445	Ps.	1,453,445
2nd / 15		1,328,732		2,782,177
3rd / 15		6,545,753		9,327,930
4th / 15		1,571,205		10,899,135

17.	Contingencies

In March 2015, the investigative authority of the IFT issued a preliminary opinion that presumed the probable existence of substantial power in the market of restricted television and audio services in Mexico, with respect to the Company and certain of its subsidiaries. On September 30, 2015, the Governing Board of the IFT determined that the Group does not have substantial power in such market (“IFT Resolution”). Although this resolution is final at the administrative level, certain third parties have filed amparo proceedings challenging the constitutionality of the IFT Resolution; those challenges are still under review by the relevant courts and the Company’s managements is unable to predict the outcome of those challenges.

There are several legal actions and claims pending against the Group which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

18.	Events after the Reporting Period

In February 2016, the Company’s Board of Directors approved a proposal for a dividend of Ps. 0.35 per CPO payable in the second quarter of 2016, subject to the approval of the Company’s stockholders.

In March 2016, the Group announced the acquisition of the remaining 50% equity interest of Televisión Internacional, S.A. de C.V. (“TVI”) in the aggregate amount of Ps.6,750,000, including the assumption of long-term liabilities in the aggregate amount of Ps.4,750,000 with maturities between 2017 and 2020, and a cash payment of Ps.2,000,000. Until such acquisition is completed in the second half of 2016, a non-controlling interest will participate as a shareholder of Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”), a direct subsidiary of the Company. This transaction also provides for the acquisition of the non-controlling interest in CVQ in the amount of Ps.1,258,000. This transaction complies with the guidelines and timetable established in the authorization by the IFT. With the ownership of the 100% of the equity interest of TVI, the Group will better be able to exploit efficiencies and economies of scale among its cable operations throughout Mexico and continue expanding its video, voice and data services. The effect of this transaction in the equity attributable to stockholders of the Company as of March 31, 2016, is estimated as follows:

Acquisition of a Non-Controlling interest
Carrying value of the non-controlling interest in TVI	$768,703
Consideration for the 50% equity interest of TVI	(5,492,000)
Decrease in retained earnings attributable to stockholders of the Company	(4,723,297)

In March 2016, (i) Sky entered into long-term debt agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023 and interest payable on a monthly basis at an annual rate in the range of 7.0% and 7.13%, and prepaid an intercompany long-term loan in the principal amount of Ps.3,500,000; and (ii) the Company prepaid a portion of its Mexican peso outstanding long-term loans with original maturities between 2016 and 2017 in the aggregate principal amount of Ps.3,532,000.

- - - - - - - - -

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
AUDITED INFORMATION	Final Printing
	COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
					ACQUISITION COST	BOOK VALUE
1	ARGOS COMUNICACION, S.A. DE C.V.	PRODUCTION OF T.V. PROGRAMS BROADCASTING OF T.V.	34,151,934	33.00	141,932	67,927

2	UNIVISION HOLDINGS,INC	PROMOTION AND/OR DEVELOPMENT OF ENTERTAINMENT COMPANIES	1,110,382	10.03	4,280,342	5,685,748

3	IMAGINA MEDIA AUDIOVISUAL, S.L.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	76,196,993	19.89	1,689,782	1,921,590

4	EDITORIAL CLIO, LIBROS Y VIDEOS,S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	12,189

5	ENDEMOL MEXICO, S.A. DE C.V.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	129

6	GRUPO DE TELECOMUNICACIONES DEALTA CAPACIDAD, S.A.P.I. DE C.V.	TELECOM	54,666,667	33.33	54,667	574,480

7	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	938,995

8	OLLIN VFX, S.A.P.I. DE C.V.	TELEVISION AND CINEMA PRODUCTION	34	25.37	13,333	1,928

9	T&V S.A.S.	PRODUCTION AND COMMERCIALIZATION OF ELEVISION PROGRAMMING	1,849	49.97	312	312

10	TELEVISA, CJ, GRAND, S.A. DE C.V.	DIRECT SALES BY T.V.	10	50	108,750	67,868

11	OLLIN VFX SERVICIOS, S.A. DE C.V.	TELEVISION AND CINEMA PRODUCTION	25	25.00	25	735

	TOTAL INVESTMENT IN ASSOCIATES				7,384,249	9,271,901

OBSERVATIONS:

CREDITS BREAKDOWN
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
AUDITED INFORMATION	Final Printing
CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NOT)	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS DENOMINATED IN PESOS						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
HSBC MÉXICO, S.A.	NO	3/28/2011	3/30/2018	TIIE+117.5	NA	624,479	1,248,958	624,479
AF BANREGIO, S.A. DE C.V.	NO	10/4/2012	10/2/2017	TIIE+2.50	NA	9,675	15,925
HSBC MÉXICO, S.A.	NO	5/29/2013	5/29/2019	TIIE+1.70	NA	64,705	64,782	64,782	196,008
HSBC MÉXICO, S.A.	NO	7/4/2014	7/4/2019	TIIE+1.40	NA				298,943
BANCO SANTANDER, S.A.	NO	9/29/2014	9/29/2016	TIIE+.70	NA	1,781,225
BANCO SANTANDER, S.A.	NO	1/30/2015	9/29/2016	TIIE+.35	NA	499,763
BANCO SANTANDER, S.A.	NO	5/8/2015	5/7/2020	TIIE+1.30	NA					249,480
BANCO SANTANDER, S.A.	NO	1/8/2015	9/10/2019	TIIE+1.40	NA				249,233
BANCO MERCANTIL DEL NORTE, S.A.	NO	5/15/2015	4/30/2022	TIIE+1.30	NA		138,203	207,304	207,304	936,442
OTHER
TOTAL BANKS					-	2,979,847	1,467,868	896,565	951,488	1,185,922	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SENIOR NOTES	YES	5/9/2007	5/11/2037	8.93	NA					4,484,472
NOTES	NO	10/14/2010	10/1/2020	7.38	NA					9,965,910
SENIOR NOTES	YES	5/14/2013	5/14/2043	7.62	NA					6,435,067
NOTES	NO	4/7/2014	4/1/2021	TIIE+.35	NA					5,988,966
NOTES	NO	5/11/2015	5/2/2022	TIIE+.35	NA					4,988,941
SENIOR NOTES	YES	5/6/2008	5/15/2018	6.31	NA						NA			8,591,776
SENIOR NOTES	YES	3/18/2005	3/18/2025	6.97	NA						NA					9,975,238
SENIOR NOTES	YES	3/11/2002	3/11/2032	8.94	NA						NA					5,136,099
SENIOR NOTES	YES	11/23/2009	1/15/2040	6.97	NA						NA					10,177,269
SENIOR NOTES	YES	5/13/2014	5/13/2045	5.26	NA						NA					16,718,466
SENIOR NOTES	YES	11/24/2015	1/30/2026	4.86	NA						NA					5,053,422
SENIOR NOTES	YES	11/24/2015	1/31/2046	6.44	NA						NA					15,413,295
SECURED					0	0	0	0	0	31,863,356	0	0	0	8,591,776	0	62,473,789
PRIVATE PLACEMENTS
UNSECURED
SECURED
TOTAL STOCK MARKET
OTHER CURRENT AND NON-CURRENT LIABILITIES
WITH COST
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2020		NA	99,337	88,059	89,589	91,542	93,874
GE CAPITAL CFE MEXICO, S. DE R.L. DE C.V.	NO	7/1/2014	8/1/2019		NA	27,198	26,290	25,446	17,102	279
ALD AUTOMITIVE, S.A. DE C.V.	NO	12/1/2013	3/1/2016		NA	1,769
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	11/1/2014	11/1/2022		NA	8,501	3,296	3,081	3,159	10,024
GE CAPITAL CFE MEXICO, S. DE R.L. DE C.V.	NO	11/1/2014	7/1/2019		NA	25,287	27,685	17,579	26,706
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	6/1/2015	1/1/2024		NA	10,436	5,322	5,449	5,583	30,194
INTELSAT GLOBAL SALES & MARKETING, LTD.	YES	10/1/2012	9/1/2027		NA						NA	272,539	293,114	315,242	339,040	3,660,005
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2021		NA						NA	45,535	20,802	21,634	22,515	47,872
GE CAPITAL CFE MEXICO, S. DE R.L. DE C.V.	NO	5/29/2013	7/1/2017		NA						NA	4,585	3,076
CISCO SYSTEMS CAPITAL CORPORATION	NO	10/10/2012	8/27/2016		NA						NA	16,369
TOTAL CURRENT AND NON-CURRENT LIABILITIES
WITH COST					0	172,528	150,652	141,144	144,092	134,371	0	339,028	316,992	336,876	361,555	3,707,877

SUPPLIERS
VARIOUS	NO	12/1/2015	12/31/2016		NA	12,546,876
VARIOUS	YES	12/1/2015	12/31/2016								NA	4,814,608
TOTAL SUPPLIERS					0	12,546,876	0	0	0	0	0	4,814,608	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES
VARIOUS	NO				NA	1,508,844	1,128	2,875		470,948
TRANSMISSION RIGHTS	NO				NA	962,172	551,438	236,657	11,076	60,067
CUSTOMER DEPOSITS AND ADVANCES	NO				NA	20,470,380	335,889	117,094	61,548
2010 AND 2014 MEXICAN TAX REFORM	NO				NA	421,210	815,486	1,482,886	1,429,058	2,610,648
DERIVATIVE FINANCIAL INSTRUMENTS	NO				NA	1,402		116,108	3,824	105,728
VARIOUS	YES				NA						NA	679,672				10,501
TRANSMISSION RIGHTS	YES				NA						NA	1,202,647	723,741	402,702	315,958	384,196
OTHER CURRENT AND NON-CURRENT LIABILITIES					0	23,364,008	1,703,941	1,955,620	1,505,506	3,247,391	0	1,882,319	723,741	402,702	315,958	394,697

TOTAL					0	39,063,259	3,322,461	2,993,329	2,601,086	36,431,040	0	7,035,955	1,040,733	9,331,354	677,513	66,576,363

NOTES

  THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

                                      $      17.2160     PESOS PER U.S. DOLLAR

BANK LOANS AND SENIOR NOTES ARE PRESENTED NET OF UNAMORTIZED FINANCE COSTS IN THE AGGREGATE AMOUNT OF PS.1,387,876.
THE NOTES DUE 2021 AND 2022 WERE CONTRACTED AT A VARIABLE RATE AND THE NOTES DUE 2020 WAS CONTRACTED AT A FIXED RATE.
THE "SENIOR NOTES" DUE IN 2037, 2043, 2018, 2025, 2032, 2040, 2045, 2026 AND 2046 WERE CONTRACTED AT A FIXED RATE.
FOR MORE INFORMATION ON DEBT SEE NOTE 8 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.
LIABILITIES OF TAXES ARE NOT INCLUDED PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF. 21050000 TAXES PAYABLE) OF PS.116,896 AND PS.2,878,836, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
AUDITED INFORMATION	Final Printing
	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
(THOUSANDS OF PESOS)	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,641,884	45,482,675	58,578	1,008,478	46,491,153

CURRENT	2,461,884	42,383,795	58,578	1,008,478	43,392,273

NON-CURRENT	180,000	3,098,880			3,098,880

LIABILITIES POSITION	4,966,594	84,263,247	29,947	515,567	84,778,814

CURRENT	385,895	6,643,568	29,582	509,283	7,152,851

NON-CURRENT	4,580,699	77,619,679	365	6,284	77,625,963

NET BALANCE	(2,324,710)	(38,780,572)	28,631	492,911	(38,287,661)

NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.	17.2160	PESOS PER U.S. DOLLAR
	18.7258	PESOS PER EURO
	12.4577	PESOS PER CANADIAN DOLLAR
	1.3259	PESOS PER ARGENTINEAN PESO
	0.5748	PESOS PER URUGUAYAN PESO
	0.0243	PESOS PER CHILEAN PESO
	0.0054	PESOS PER COLOMBIAN PESO
	5.0486	PESOS PER PERUVIAN NUEVO SOL
	17.2397	PESOS PER SWISS FRANC
	2.7326	PESOS PER STRONG BOLIVAR
	4.3482	PESOS PER BRAZILIAN REAL
	22.3774	PESOS PER STERLING LIBRA
	2.6518	PESOS PER CHINESE YUAN
	2.0379	PESOS PER SWEDISH KRONA

DEBT INSTRUMENTS
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
AUDITED INFORMATION	Final Printing

FINANCIAL RESTRICTIONS OF LONG - TERM DEBT SECURITIES

THE AGREEMENTS OF THE  U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, U.S.$300 MILLION, PS.4,500 MILLION, U.S.$600 MILLION, PS.6,500 MILLION, U.S.$1,000 MILLION AND U.S.$900 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2018, 2025, 2026, 2032, 2037, 2040, 2043, 2045 AND 2046, RESPECTIVELY, CONTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENTS OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020, 2021 AND 2022 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, PS.6,000 MILLION, AND PS.5,000 MILLION, RESPECTIVELY, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE AGREEMENTS OF LONG-TERM CREDITS ENTERED INTO BY THE COMPANY WITH A MEXICAN BANK IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.2,500 MILLION, AND MATURITIES BETWEEN 2016 AND 2018, THE COMPANY IS REQUIRED TO (A) MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) COMPLY WITH A RESTRICTIVE COVENANT ON SPIN-OFFS, MERGERS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE AGREEMENTS OF LONG-TERM CREDITS ENTERED INTO BY A SUBSIDIARY OF THE COMPANY WITH FOUR MEXICAN BANKS FOR  AN AGGREGATE PRINCIPAL AMOUNT OF $2,709 MILLION AS OF DECEMBER 31, 2015 AND MATURITIES BETWEEN 2016 AND 2022, THIS SUBSIDIARY IS REQUIRED TO COMPLY WITH CERTAIN FINANCIAL RATIOS AND SOME RESTRICTIVE COVENANTS.

COMPLIANCE WITH FINANCIAL RESTRICTIONS

AT DECEMBER 31, 2015, THE GROUP HAS COMPLIED WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

SALES DISTRIBUTION BY PRODUCT

TOTAL SALES
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
AUDITED INFORMATION	Final Printing
	NET SALES		MARKET SHARE (%)	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS

DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(2,131,657)

CONTENT:
ADVERTISING		22,503,689			GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
					AT&T COMERCIALIZACIÓN MÓVIL, S. DE R.L. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					THE CONCENTRATE MANUFACTURING COMPANY OF IRELAND
					TELEFONOS DE MÉXICO, S.A.B. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE MÉXICO, S. DE R.L. DE C.V.
					BIMBO, S.A. DE C.V.
					THE COCA COLA EXPORT CORPORATION SUCURSAL EN MÉXICO
					ANHEUSER-BUSCH MÉXICO HOLDING, S. DE R.L. DE C.V.
					MARCAS NESTLÉ, S.A. DE C.V.
NETWORK SUBSCRIPTION REVENUE		2,526,170			MEGA CABLE, S.A. DE C.V.
LICENSING AND SYNDICATIONS		751,686			VARIOUS

SKY (INCLUDES LEASING OF SET-TOP
EQUIPMENT).
DTH BROADCAST SATELLITE		17,419,980		SKY	SUBSCRIBERS
PAY PER VIEW		203,251
CHANNEL COMMERCIALIZATION		319,585			WDC MÉXICO S. DE R.L. DE C.V.

CABLE (INCLUDES
LEASING OF SET-TOP EQUIPMENT):
DIGITAL SERVICE		12,203,074		CABLEVISIÓN, CABLEMÁS, TVI,	SUBSCRIBERS
INTERNET SERVICES		7,617,723		CABLECOM, IZZI, TELECABLE
SERVICE INSTALLATION		118,018
PAY PER VIEW		56,571
CHANNEL COMMERCIALIZATION		606,612			MULTILMEDIOS S.A. DE C.V.
					TENEDORA DE CINES, S.A. DE C.V.
					MEDIA SOLUTIONS DE MONTERREY, S.A. DE C.V.
					COPPEL, S.A. DE C.V.
TELEPHONY		3,202,670
TELECOMMUNICATIONS		3,989,715		BESTEL Y CABLECOM	SUBSCRIBERS
OTHER		267,378

OTHER BUSINESSES:
PUBLISHING:
MAGAZINE CIRCULATION	24,152	521,058		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMÓVIL PANAMERICANO MAGAZINE
				TÚ MAGAZINE
				SKY VIEW MAGAZINE
				MUY INTERESANTE MAGAZINE
				COCINA FÁCIL MAGAZINE
ADVERTISING		665,296			FÁBRICAS DE CALZADO ANDREA, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					DILTEX, S.A. DE C.V.
					DISTRIBUIDORA LIVERPOOL, S.A. DE C.V.
					NUEVA WAL MART DE MÉXICO, S. DE R.L. DE C.V.
					COLGATE PALMOLIVE, S.A. DE C.V.
					PERFUMERIE VERSAILLES, S.A. DE C.V.
					MARY KAY COSMETICS DE MÉXICO, S.A. DE C.V.
OTHER INCOME		12,462			VARIOUS

DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		558,738			TENEDORA DE CINES, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					OPERADORA CINEMEX DE MÉXICO, S.A. DE C.V.
					GRUPO CINEMAS DEL PACIFICO, S.A. DE C.V.
					AMOR POR EL CINE , S.A. DE C.V.
SPECIAL EVENTS AND SHOW PROMOTION		1,132,314		CLUB DE FÚTBOL AMÉRICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACIÓN MEXICANA DE FÚTBOL ASOCIACIÓN, A.C.
					PVH MÉXICO, S.A. DE C.V.
GAMING		2,367,190		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		786,735			HAVAS MEDIA, S.A DE C.V.
					ARENA COMMUNICATIONS, S.A. DE C.V.
					OPTIMUM MEDIA DIRECTION DE MÉXICO, S.A. DE C.V.
					IPG MEDIA BRANDS COMMUNICATIONS, S.A. DE C.V.
					TIENDAS CHEDRAUI, S.A. DE C.V.
PUBLISHING DISTRIBUTION	8,232	228,345		HOLA MÉXICO MAGAZINE	VARIOUS
				ENTREPRENEUR MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MINIREVISTA MINA MAGAZINE	DEALERS
				MONSTER HIGH MAGAZINE	COMMERCIAL CENTERS (MALLS)
				GLAMOUR MAGAZINE
				SELECCIONES MAGAZINE

EXPORT SALES
CONTENT:
ADVERTISING		344,215			CC MEDIOS Y COMUNICACIONES, C.A.
NETWORK SUBSCRIPTION REVENUE		1,069,210			INTERESES EN EL ITSMO, S.A.
					DIRECTV ARGENTINA SOCIEDAD ANÓNIMA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV

LICENSING AND SYNDICATIONS		6,956,184		TELEVISA	NETFLIX, INC
				TELEVISA	TVSB CANAL 4 DE SAO PAULO, S.A.
				TELEVISA	COMPAÑÍA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	RED TELEVISIVA MEGAVISION, S.A.
				TELEVISA	RCN TELEVISIÓN, S.A.
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		129,374		CLUB AMÉRICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		22,295			NETFLIX, INC

SALES OF SUBSIDIARIES ABROAD
CONTENT:
ADVERTISING		181,418			INITIATIVE MEDIA, INC.
					M PARAMOUNT & TEAM DETROIT
					GROUP M MATRIX
SKY (INCLUDES LEASING OF SET-TOP
EQUIPMENT).
DTH BROADCAST SATELLITE		1,310,710		SKY	SUBSCRIBERS
CABLE:
TELECOMMUNICATIONS		426,552		BESTEL	SUBSCRIBERS

OTHER BUSINESS:
PUBLISHING:
MAGAZINE CIRCULATION	27,980	606,144		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				MUY INTERESANTE MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
ADVERTISING		809,882			MEDIACOM MIAMI
					MCCANN ERICKSON N.Y.
					MEDIA PLANNING, S.A.
					R.C.N. TELEVISIÓN S.A.
PUBLISHING DISTRIBUTION:	2,691	89,987		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				VOGUE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				AXXIS MAGAZINE
				EL CUERPO HUMANO MAGAZINE
				HISTORIAS NATIONAL GEOGRAPHIC MAGAZINE
				15 MINUTOS MAGAZINE
				ALMANAQUE MAGAZINE
				ESCUELA PARA TODOS MAGAZINE
RENTALS OF MOVIE FILMS		194,517			LIONS GATES FILMS, INC.
INTERSEGMENT ELIMINATIONS		(15,262)

TOTAL	63,055	88,051,829

ANALYSIS OF PAID CAPITAL STOCK
CHARACTERISTIC OF THE SHARES

CONSOLIDATED
AUDITED INFORMATION	Final Printing
SERIES	NOMINAL VALUE (PS.)	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	115,409,011,592	0	115,409,011,592	0	848,428	0
B	0.00000	0	53,340,312,255	0	53,340,312,255	0	405,948	0
D	0.00000	0	84,859,529,456	0	84,859,529,456	0	620,017	0
L	0.00000	0	84,859,529,456	0	0	84,859,529,456	620,017	0
TOTAL			338,468,382,759	0	253,608,853,303	84,859,529,456	2,494,410	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :							338,468,382,759

NOTES:
THE NUMBER OF OUTSTANDING SHARES PRESENTED IN THE TABLE ABOVE PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 10 TO CONSOLIDATED FINANCIAL STATEMENTS.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
AUDITED INFORMATION	Final Printing

11060060: AS OF DECEMBER 31, 2015 AND 2014, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.5,389,133 AND PS.4,851,722, RESPECTIVELY.

12080050: AS OF DECEMBER 31, 2015 AND 2014, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.9,139,149 AND PS.8,994,398, RESPECTIVELY.

91000010: AT DECEMBER 31, 2015 DOESN´T INCLUDES TAX LIABILITIES IN FOREIGN CURRENCY FOR PS.116,896 (SEE ATTACHED BREAKDOWN OF CREDITS).

CUM40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

CUM40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION
i. Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.
In accordance with the policies and procedures implemented by the Vice President of Finance and Risk and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the fourth quarter of 2015, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until December 31st, 2015, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.
General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.
The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.
The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.
Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.
Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.
The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and in some instances, using the form agreement ISDAmex. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.
In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.
As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.
In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:
1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.
During the quarter from October to December 2015, there were no defaults or margin calls under the aforementioned financial derivative transactions.
The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.
The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.
The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.
As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.
Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.
ii. General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.
In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.
The Company performs its valuations without the participation of any independent third party.
The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.
iii. Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv. Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.
Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.
Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.
As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.
Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, one “Knock-out Option Call” agreement through which Televisa hedged against severe Mexican Peso depreciation for a notional amount of U.S.$15,000,000.00 (Fifteen Million U.S. Dollars 00/100) by paying a premium, expired. This option was entered in December 2012 and expired in November 2015, without being exercised by Televisa.

Likewise there were no defaults or margin calls under financial derivative transactions.

v. Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.
IV. SENSITIVITY ANALYSIS
Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.
In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.
TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
December 31, 2015
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (3)	Previous Quarter (4)	Current Quarter D(H) (3)	Previous Quarter D(H) (4)	Maturing per Year
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(116,108)	(133,040)	Monthly interest 2016-2018	Does not exist (5)
Interest Rate Swap (1)	Hedging	Ps. 6,000,000	TIIE 28 days / 5.9351%	TIIE 28 days / 5.9351%	(99,567)	(110,591)	Monthly interest 2016-2021	Does not exist (5)
Interest Rate Swap (1)	Hedging	Ps. 1,000,000	TIIE 28 days / 5.9075%	TIIE 28 days / 5.9075%	(3,274)	(4,732)	Monthly interest 2016-2022	Does not exist (5)
FX Options (1)	Hedging	-	USD 0	USD 15,000	-	626	-	Does not exist (5)
Interest Rate Swap (2)	Hedging	Ps.1,985,847	TIIE 28 days / 5.148%	TIIE 28 days / 5.148%	(8,113)	(10,545)	Monthly Interest 2016-2022	Does not exist (5)
					(227,062)	(258,282)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Televisión Internacional, S.A. de C.V.
(3)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as December 31, 2015, included in the relevant SIFIC, is as follows:

21060020	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	(1,402)
22050010	FINANCIAL DERIVATIVE INSTRUMENTS		(225,660)
		Ps.	(227,062)

(4)	Information for as of September 30 2015.
(5)	Applies only to implicit financing in the ISDA ancillary agreements identified as "Credit Support Annex".

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 04	YEAR: 2015
GRUPO TELEVISA, S.A.B.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE FOURTH QUARTER OF 2015, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO FERNANDO AZCÁRRAGA JEAN	/s/ SALVI RAFAEL FOLCH VIADERO
EMILIO FERNANDO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	SALVI RAFAEL FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MEXICO CITY, MAY 3, 2016

GENERAL DATA

DATE:  05/03/2016

MEXICAN STOCK EXCHANGE, REPORTS:

GENERAL DATA OF ISSUER

STOCK EXCHANGE CODE:

TLEVISA

COMPANY'S NAME:

GRUPO TELEVISA, S.A.B.

STATE:

DISTRITO FEDERAL

CITY:

MÉXICO CITY

TELEPHONE:	ADDRESS:

01 (55) 52612000	AV. VASCO DE QUIROGA # 2000

FAX:	NEIGHBORHOOD:

01 (55) 52612494	SANTA FE

INTERNET ADDRESS:

www.televisa.com.mx	ZIP CODE:

01210

TAX DATA OF THE ISSUER

ADDRESS:	MUNICIPALITY:

AV. VASCO DE QUIROGA # 2000	ÁLVARO OBREGÓN

NEIGHBORHOOD:	STATE:

SANTA FE	DISTRITO FEDERAL

CITY AND STATE:	ZIP CODE:

MÉXICO CITY	01210

COMPANY TAX CODE:

GTE901219GK3

EXECUTIVES DATA

BMV POSITION	MR./MS.	FIRST NAME	LAST NAME
GENERAL DIRECTOR	MR.	EMILIO FERNANDO	AZCÁRRAGA JEAN
FINANCE DIRECTOR	LIC.	SALVI RAFAEL	FOLCH VIADERO
RESPONSIBLE FOR SENDING CORPORATE INFORMATION	LIC.	JOAQUÍN	BALCÁRCEL SANTA CRUZ
RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION	LIC.	RAFAEL	VILLASANTE GUZMÁN
RESPONSIBLE FOR INFORMATION TO INVESTORS	LIC.	CARLOS	MADRAZO VILLASEÑOR
RESPONSIBLE FOR PAYMENT	C.P.C.	JOSÉ RAÚL	GONZÁLEZ LIMA
RESPONSIBLE FOR SENDING FINANCIAL INFORMATION	C.P.C.	JOSÉ RAÚL	GONZÁLEZ LIMA
RESPONSIBLE FOR SENDING RELEVANT EVENTS	LIC.	CARLOS	MADRAZO VILLASEÑOR
RESPONSIBLE FOR LEGAL MATTERS	LIC.	JOAQUÍN	BALCÁRCEL SANTA CRUZ

BOARD OF DIRECTORS

POSITION	TYPE	MR./MS.	FIRST NAME	LAST NAME
PRESIDENT	RELATED	MR.	EMILIO FERNANDO	AZCÁRRAGA JEAN
DIRECTOR	INDEPENDENT	MR.	ALBERTO	BAILLERES GONZÁLEZ
DIRECTOR	RELATED	MR.	JULIO	BARBA HURTADO
DIRECTOR	RELATED	MR.	JOSÉ ANTONIO	BASTÓN PATIÑO
DIRECTOR	INDEPENDENT	MR.	FRANCISCO JOSÉ	CHÉVEZ ROBELO
DIRECTOR	RELATED	MR.	ALFONSO	DE ANGOITIA NORIEGA
DIRECTOR	INDEPENDENT	MR.	JON	FELTHEIMER
DIRECTOR	INDEPENDENT	MR.	JOSÉ ANTONIO VICENTE	FERNÁNDEZ CARBAJAL
DIRECTOR	INDEPENDENT	MR.	JOSÉ LUIS	FERNÁNDEZ FERNÁNDEZ
DIRECTOR	RELATED	MR.	SALVI RAFAEL	FOLCH VIADERO
DIRECTOR	INDEPENDENT	MR.	MICHAEL T.	FRIES
DIRECTOR	RELATED	MR.	BERNARDO	GÓMEZ MARTÍNEZ
DIRECTOR	INDEPENDENT	MR.	ROBERTO	HERNÁNDEZ RAMÍREZ
DIRECTOR	RELATED	MR.	ENRIQUE	KRAUZE KLEINBORT
DIRECTOR	RELATED	MR.	JORGE AGUSTÍN	LUTTEROTH ECHEGOYEN
DIRECTOR	INDEPENDENT	MR.	LORENZO ALEJANDRO	MENDOZA GIMÉNEZ
DIRECTOR	INDEPENDENT	MR.	FERNANDO	SENDEROS MESTRE
DIRECTOR	INDEPENDENT	MR.	ENRIQUE FRANCISCO JOSÉ	SENIOR HERNÁNDEZ
DIRECTOR	INDEPENDENT	MR.	EDUARDO	TRICIO HARO
DIRECTOR	INDEPENDENT	MR.	DAVID M.	ZASLAV
ALTERNATE DIRECTOR	INDEPENDENT	MR.	HERBERT	ALLEN III
ALTERNATE DIRECTOR	RELATED	MR.	FÉLIX JOSÉ	ARAUJO RAMÍREZ
ALTERNATE DIRECTOR	RELATED	MR.	JOAQUÍN	BALCÁRCEL SANTA CRUZ
ALTERNATE DIRECTOR	RELATED	MR.	LEOPOLDO	GÓMEZ GONZÁLEZ BLANCO
ALTERNATE DIRECTOR	INDEPENDENT	MR.	ALBERTO JAVIER	MONTIEL CASTELLANOS
ALTERNATE DIRECTOR	INDEPENDENT	MR.	RAÚL	MORALES MEDRANO
ALTERNATE DIRECTOR	RELATED	MS.	GUADALUPE	PHILLIPS MARGAIN
SECRETARY OF THE BOARD OF DIRECTORS	NA	MR.	RICARDO	MALDONADO YAÑEZ

COMPANY HISTORY

TELEVISA IS A LEADING MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AN IMPORTANT CABLE OPERATOR IN MEXICO AND A LEADING DIRECT-TO-HOME SATELLITE PAY TELEVISION SYSTEM IN MEXICO. TELEVISA DISTRIBUTES THE CONTENT IT PRODUCES THROUGH SEVERAL BROADCAST CHANNELS IN MEXICO AND IN OVER 50 COUNTRIES THROUGH 26 PAY-TV BRANDS, AND TELEVISION NETWORKS, CABLE OPERATORS AND OVER-THE-TOP OR "OTT" SERVICES. IN THE UNITED STATES, TELEVISA'S AUDIOVISUAL CONTENT IS DISTRIBUTED THROUGH UNIVISION COMMUNICATIONS INC. ("UNIVISION") THE LEADING MEDIA COMPANY SERVING THE HISPANIC MARKET. UNIVISION BROADCASTS TELEVISA'S AUDIOVISUAL CONTENT THROUGH MULTIPLE PLATFORMS IN EXCHANGE FOR A ROYALTY PAYMENT. IN ADDITION, TELEVISA HAS EQUITY AND WARRANTS WHICH UPON THEIR EXERCISE AND SUBJECT TO ANY NECESSARY APPROVAL FROM THE FEDERAL COMMUNICATIONS COMMISSION OF THE UNITED STATES WOULD REPRESENT APPROXIMATELY 36% ON A FULLY-DILUTED, AS-CONVERTED BASIS OF THE EQUITY CAPITAL IN UNIVISION HOLDINGS INC., THE CONTROLLING COMPANY OF UNIVISION. TELEVISA'S CABLE BUSINESS OFFERS INTEGRATED SERVICES, INCLUDING VIDEO, HIGH-SPEED DATA AND VOICE SERVICES TO RESIDENTIAL AND COMMERCIAL CUSTOMERS AS WELL AS MANAGED SERVICES TO DOMESTIC AND INTERNATIONAL CARRIERS THROUGH FIVE CABLE MULTIPLE SYSTEM OPERATORS IN MEXICO. TELEVISA OWNS A MAJORITY INTEREST IN SKY, A LEADING DIRECT-TO-HOME SATELLITE PAY TELEVISION SYSTEM IN MEXICO, OPERATING ALSO IN THE DOMINICAN REPUBLIC AND CENTRAL AMERICA. TELEVISA ALSO HAS INTERESTS IN MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, AND GAMING.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 4, 2016	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel